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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                               ----------------

                                 SCHEDULE 14D-9

                     SOLICITATION/RECOMMENDATION STATEMENT
                             Under Section 14(d)(4)
                     of the Securities Exchange Act of 1934

                               ----------------

                       ECHELON INTERNATIONAL CORPORATION
                           (Name of Subject Company)

                               ----------------

                       ECHELON INTERNATIONAL CORPORATION
                      (Name of Person(s) Filing Statement)

                               ----------------

                     Common Stock, par value $.01 per share
                         (Title of Class of Securities)

                                   278747100
                     (CUSIP number of Class of Securities)

                               Darryl A. LeClair
                       Echelon International Corporation
                        450 Carillon Parkway, Suite 200
                         St. Petersburg, Florida 33716
                                 (727) 803-8200
      (Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

                                With a Copy to:

                          William F. Wynne, Jr., Esq.
                                White & Case LLP
                          1155 Avenue of the Americas
                            New York, New York 10036
                                 (212) 819-8200

  [_]Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

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Item 1. Subject Company Information

   (a) The name of the subject company is Echelon International Corporation, a Florida corporation (the "Company" or "we"). The address of our principal executive offices is 450 Carillon Parkway, Suite 200, St. Petersburg, Florida 33716 and the telephone number is (727) 803-8200.

   (b) The title of the class of equity securities to which this statement relates is our Common Stock, par value $.01 per share (the "Common Stock"). As of December 31, 1999, there were 6,719,938 shares of Common Stock outstanding.

Item 2. Identity and Background of Filing Person

   (a) The name, business address and telephone number of the Company, which is the person filing this statement, are set forth in Item 1(a) above.

   (b) Not applicable.

   (c) Not applicable.

   (d) This statement relates to the tender offer (the "Offer") made by EIN Acquisition Corp. ("Purchaser"), a Florida corporation and a direct wholly-owned subsidiary of ETA Holding LLC ("Parent"), a Delaware limited liability company, disclosed in a Tender Offer Statement on Schedule TO (the "Schedule TO"), dated January 28, 2000, to purchase all the issued and outstanding shares of Common Stock and the associated preferred share purchase rights (the "Rights" and, together with the Common Stock, the "Shares") issued pursuant to the Stockholder Rights Agreement, dated as of November 15, 1996, by and between the Company and The First National Bank of Boston (the "Rights Agreement") at a purchase price of $34.00 per Share (and associated Right), net to the seller in cash, without interest thereon, (the "Offer Price"), on the terms and subject to the conditions set forth in the Offer to Purchase dated January 28, 2000 (the "Offer to Purchase") and the related Letter of Transmittal (which together constitute the "Offer Documents").

   The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of January 21, 2000, by and among the Company, Purchaser and Parent (as such agreement may be amended and supplemented from time to time, the "Merger Agreement"), which provides for the making of the Offer by Purchaser, subject to the conditions and upon the terms of the Merger Agreement, and for the subsequent merger of Purchaser with and into the Company (the "Merger").

   Purchaser's principal executive offices as set forth in Purchaser's Schedule TO are located at 950 Third Avenue, New York, New York 10022.

Item 3. Past Contacts, Transactions, Negotiations and Agreements

   (a)(1) The information contained on pages 3 through 25 of the Company's Proxy Statement, dated March 29, 1999, for the Company's 1999 Annual Meeting of Stockholders (the "Proxy Statement"), a copy of which has been filed with the Securities and Exchange Commission (the "SEC") as Exhibit (e)(1) hereto, contains certain information with respect to certain contracts, agreements, arrangements or understandings between the Company and certain of its executive officers, directors and affiliates and is incorporated herein by reference.

   We entered into agreements with Messrs. LeClair, Maggi and Newsome, each dated August 12, 1999, and with Mr. Doramus, dated August 18, 1999, to amend each such individual's employment agreement with the Company. Messrs. LeClair's and Newsome's employment agreement amendments provide them with the opportunity under our Long-Term Incentive Plan (the "LTIP") to earn Shares based upon increases in the Company's net asset value for the three-year period ending December 31, 2001. Mr. Doramus' employment agreement amendment provides him with the opportunity under the LTIP to earn Shares and options to purchase Shares based on increases in the Company's net asset value and satisfaction of individual performance goals for the three-year period ending December 31, 2001. Mr. Maggi's employment agreement amendment provides him with the opportunity under the LTIP to earn options to purchase Shares based upon increases in the Company's net asset value and satisfaction of individual performance goals for the three-year period ending December 31, 2001.

   The Echelon International Corporation Non-Employee Directors' Stock Plan described in the 1999 Proxy Statement became effective after our stockholders approved it at the 1999 Annual Meeting.

   On May 18, 1999, Stephen R. Blank was elected to the Board of Directors (the "Board"). His term expires in 2000. Mr. Blank is a Senior Fellow, Finance, with the Urban Land Institute, a non-profit education and research institute which studies land use and real estate development policy and practice. In addition to his duties at the Urban Land Institute, he is an Adjunct Professor of Real Estate for Columbia University's Executive MBA program. Mr. Blank was previously Managing Director--Real Estate Investment Banking for Cushman & Wakefield, Inc., Kidder, Peabody & Co., Incorporated, and most recently at CIBC Oppenheimer Corp. He is also a member of the Board of Directors of Cavanaughs Hospitality Corporation, and is a Trustee of the Ramco-Gershenson Properties Trust and Atlantic Realty Trust.

   On December 4, 1999, Mr. LeClair received an award of 15,896 shares of our common stock under our Long Term Incentive Plan which award became effective on January 3, 2000. These shares were awarded pursuant to Mr. LeClair's employment agreement with Echelon, dated November 20, 1996, as amended, and are nontransferable and subject to a risk of forfeiture. These shares vest generally based upon achievement of specified performance targets during the 2000--2002 performance cycle, but become fully vested and transferable upon the occurrence of a change in control of the Company, as defined in Mr. LeClair's employment agreement.

   In connection with the process and the transactions described in Item 7(a) below, the lead independent director received $45,000 and each of the independent directors (including the lead independent director) will receive $25,000.

   Pursuant to the Merger Agreement, immediately prior to Purchaser's acceptance of the tendered shares pursuant to the Offer, the Board intends to remove the restrictions on the outstanding compensatory Shares currently subject to transfer and forfeiture restrictions (including, without limitation, all such Shares awarded as described above).

   Except as described above, to the knowledge of the Company, as of the date hereof there are no material contracts, agreements, arrangements or understandings, or any actual or potential conflicts of interest between the Company or its affiliates and the Company, its executive officers, directors or affiliates.

   (a)(2) Merger Agreement. The following is a summary of the material terms of the Merger Agreement. This summary is not a complete description of the terms and conditions thereof and is qualified in its entirety by reference to the full text thereof which is incorporated herein by reference and a copy of which has been filed with the SEC as Exhibit (e)(2) hereto.

   The Offer. The Merger Agreement provides that Purchaser will commence the Offer as promptly as practicable, but in no event later than five (5) business days after the date of the Merger Agreement, unless the Merger Agreement is terminated pursuant to its terms or due to a failure to satisfy any of the conditions set forth under the heading "Certain Conditions of the Offer" in the Offer to Purchase (the "Tender Offer Conditions").

   The obligation of Purchaser to accept for payment and pay for Shares tendered pursuant to the Offer is subject to there being validly tendered and not properly withdrawn prior to the expiration of the Offer that number of Shares which, together with the Shares owned by Parent and Purchaser, if any, constitutes more than 80% of all Shares outstanding (determined on a fully-diluted basis) (the "Minimum Condition"), and further that there shall have been no failure to satisfy any of the Tender Offer Conditions, any of which may be waived by Parent or Purchaser (except that the Minimum Condition may be waived only with the prior written consent of the Company). Purchaser has expressly reserved the right to modify the terms of the Offer. However, neither Parent nor Purchaser, without the consent of the Company, may:

  . reduce the number of Shares to be purchased in the Offer,

                                       2
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  . reduce the Offer Price,

  . add to the Tender Offer Conditions,

  . modify the Tender Offer Conditions or any other term or condition of the Offer in a manner adverse to the holders of Common Stock,

  . change the form of consideration payable in the Offer, or

  . except as provided in the following paragraph, extend the Offer beyond any scheduled expiration date.

   Parent and Purchaser have agreed that, unless the Company otherwise consents in writing, Purchaser will accept for payment and pay for the Shares as soon as (but in any event within one business day after the Offer terminates) Purchaser is permitted to do so under applicable law. If Purchaser is unable to consummate the Offer on the initial scheduled expiration date because the Tender Offer Conditions shall not then have been waived or satisfied, Purchaser shall, unless the Merger Agreement has been terminated in accordance with its terms, extend the Offer and set a subsequent scheduled expiration date, and will continue to so extend the Offer and set subsequent scheduled expiration dates until the termination of the Merger Agreement in accordance with its terms. However, any such extended expiration date may not be later than the earlier of (x) 20 business days following the previously scheduled expiration date and (y) the date on which Purchaser reasonably believes that all Tender Offer Conditions will be satisfied or waived.

   Company Action. The Merger Agreement provides that the Company approves of and consents to the Offer, and represents that the Board, at a meeting duly called and held, has:

  . determined that the Offer is fair to, and in the best interests of, the holders of Common Stock,

  . approved the Offer, and

  . determined to recommend the acceptance of the Offer by the shareholders of the Company.

   Such recommendation or other action may, however, be withdrawn, modified or amended at any time or from time to time in a manner adverse to Parent and Purchaser so long as the Company has complied with the provisions regarding the solicitation of other offers described under "No Solicitation of Other Offers" below. The Company further represents and warrants in the Merger Agreement that DLJ has delivered to the Board its opinion that the consideration to be received by the holders of Common Stock (other then Parent or Purchaser) pursuant to the Offer and the Merger is fair to the holders of Common Stock from a financial point of view, subject to certain assumptions and qualifications contained in such opinion.

   The Merger. The Merger Agreement provides that, on the terms and subject to the conditions of the Merger Agreement and subject to, and in accordance with, the applicable provisions of the Florida Business Corporation Act (the "FBCA"), at the Effective Time (as defined below), Purchaser shall be merged with and into the Company and the separate corporate existence of Purchaser shall cease and the Company shall continue as the surviving corporation under the laws of the State of Florida under the name of "Echelon International Corporation".

   On the date of acceptance of payment and immediately following payment to EquiServe, L.P. which is acting as the paying agent for the Offer (the "Paying Agent") for not less than 80% of all the Shares outstanding (calculated on a fully diluted basis) in accordance with the Offer, Purchaser will cause articles of merger (the "Articles of Merger") to be filed with the office of the Department of State of the State of Florida in a manner required by the FBCA and will take such other and further actions as may be required by law to make the Merger effective. The Merger will become effective at the time when the Articles of Merger are duly filed with the Department of State of the State of Florida. The time and the date as of which the Merger becomes effective in accordance with applicable law is referred to herein as the "Effective Time" or the "Effective Date", as applicable. From and after the Effective Time, the Merger will have the effects set forth in the FBCA.

   The Amended and Restated Articles of Incorporation and the By-laws of the Company in effect immediately prior to the Effective Time shall be the Articles of Incorporation and By-laws of the corporation resulting from the Merger (the "Surviving

Corporation") until thereafter duly amended as provided by law. For a period of 180 days after the Effective Time, the Surviving Corporation will have the right to use the word "Echelon" as its tradename, but only for the purposes of identifying itself as the appropriate business entity in dealing with third parties to facilitate the sale of the assets to be conveyed pursuant to the Real Estate Purchase Agreement described in (a)(3) below and the Subscription Agreement described in (a)(4) below (collectively, the "Real Estate Disposition Agreements") and in connection with the management of and any sale to any third party purchaser of certain remaining assets of the Company including the Company's portfolio of leveraged, direct finance and operating leases of aircraft and other equipment and one collateralized loan secured by the aircraft (the "Leveraged Lease Portfolio") and not for any other purpose, including, without limitation, use of "Echelon" as a trademark for the purpose of marketing or promoting any product or service.

   The directors of Purchaser immediately prior to the Effective Time shall be the initial directors of the Surviving Corporation, each of such directors to hold office, subject to the applicable provisions of the Articles of Incorporation and By-Laws of the Surviving Corporation, until the next annual shareholders' meeting of the Surviving Corporation and until their respective successors shall be duly elected or appointed and qualified. At the Effective Time, the officers of the Company immediately prior to the Effective Time shall, subject to the applicable provisions of the Articles of Incorporation and By-Laws of the Surviving Corporation, be the initial officers of the Surviving Corporation until their respective successors shall be duly elected or appointed and qualified; provided that prior to the Effective Date the officers of the Company shall have tendered their respective resignations to be effective upon consummation of the Merger and of the transactions contemplated by the Real Estate Disposition Agreements.

   Conversion of Stock. The Merger Agreement provides that, at the Effective Time, each share of Common Stock then issued and outstanding (other than (i) any Shares which are held by any subsidiary of the Company or in the treasury of the Company, or which are held, directly or indirectly, by Parent or any direct or indirect subsidiary of Parent (including Purchaser), all of which shall be canceled and none of which shall receive any payment with respect thereto and (ii) Shares held by Dissenting Shareholders (as defined below)) shall, by virtue of the Merger and without any action on the part of the holder thereof, be converted into and represent the right to receive an amount in cash, without interest, equal to the price paid for each Share pursuant to the Offer (the "Merger Consideration"), upon surrender, in the manner provided in the Merger Agreement, of the certificate that formerly evidenced such Share. At the Effective Time, each share of common stock of Purchaser then issued and outstanding shall, by virtue of the Merger and without any action on the part of the holder thereof, become one fully paid and nonassessable share of common stock of the Surviving Corporation.

   Dissenting Stock. Notwithstanding anything in the Merger Agreement to the contrary but only to the extent required by the FBCA, Shares that are issued and outstanding immediately prior to the Effective Time and are held by holders of Common Stock who comply with all the provisions of the FBCA concerning the right of holders of Common Stock to dissent from the Merger and require an appraisal of their Shares (the "Dissenting Shareholders") shall not be converted into the right to receive the Merger Consideration but shall become the right to receive such consideration as may be determined to be due such Dissenting Shareholder pursuant to the FBCA; provided that (i) if any Dissenting Shareholder shall subsequently deliver a written withdrawal of his or her demand for appraisal (with the written approval of the Surviving Corporation, to the extent permitted by the FBCA), or (ii) if any Dissenting Shareholder fails to establish and perfect, or shall have effectively withdrawn or lost, his or her entitlement to appraisal rights as provided by applicable law, or (iii) to the extent permitted by the FBCA, if within the time period prescribed by the FBCA neither any Dissenting Shareholder nor the Surviving Corporation has filed a petition demanding a determination of the value of the Shares outstanding at the Effective Time and held by Dissenting Shareholders, in accordance with applicable law, then such Dissenting Shareholder or Dissenting Shareholders, as the case may be, shall forfeit the right to appraisal of such Shares and such Shares shall thereupon be deemed to have been converted into the right to receive, as of the Effective Time, the Merger Consideration, without interest. The Company shall give Parent and Purchaser
(a) notice of any written demands for appraisal, withdrawals of demands for appraisal and any other related instruments received by the Company and (b) the opportunity to direct all negotiations and proceedings with

                                       4
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respect to demands for appraisal. The Company will not voluntarily make any payment with respect to any demands for appraisal and will not, except with the prior written consent of Parent, settle or offer to settle any demand.

   Surrender of Certificates. The Merger Agreement further provides that, as soon as practicable after the Effective Time, Parent shall or shall cause the Paying Agent to mail and/or make available to each holder of a certificate theretofore evidencing Shares (other than those which are held by any subsidiary of the Company or in the treasury of the Company or which are held directly or indirectly by Parent or any direct or indirect subsidiary of Parent (including Purchaser)) a notice and letter of transmittal advising such holder of the effectiveness of the Merger and the procedure for surrendering to the Paying Agent such certificate or certificates which immediately prior to the Effective Time represented outstanding Common Stock (the "Certificates") in exchange for the Merger Consideration deliverable in respect thereof pursuant to the Merger Agreement. Upon the surrender for cancellation to the Paying Agent of such Certificates, together with a letter of transmittal, duly executed and completed in accordance with the instructions thereon, and any other items specified by the letter of transmittal, the Paying Agent shall promptly pay to the person entitled thereto the Merger Consideration deliverable in respect thereof. Until so surrendered, each Certificate shall be deemed, for all corporate purposes, to evidence only the right to receive upon such surrender the Merger Consideration deliverable in respect thereof to which such person is entitled pursuant to the Merger Agreement. No interest shall be paid or accrued in respect of such cash payments.

   The Merger Agreement further provides that, if the Merger Consideration (or any portion thereof) is to be delivered to a person other than the person in whose name the surrendered Certificates are registered, it shall be a condition to the payment of the Merger Consideration that the Certificates so surrendered shall be properly endorsed or accompanied by appropriate stock powers and otherwise in proper form for transfer, that such transfer otherwise be proper and that the person requesting such transfer pay to the Paying Agent any transfer or other taxes payable by reason of the foregoing or establish to the satisfaction of the Paying Agent that such taxes have been paid or are not required to be paid.

   The Merger Agreement also provides that, in the event any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such Certificate to be lost, stolen or destroyed, the Paying Agent will issue in exchange for such lost, stolen or destroyed Certificate the Merger Consideration deliverable in respect thereof as determined in accordance with the Merger Agreement; provided that the person to whom the Merger Consideration is paid shall, as a condition precedent to the payment thereof, give the Surviving Corporation a bond in such sum as it may direct or otherwise indemnify the Surviving Corporation in a manner satisfactory to it against any claim that may be made against the Surviving Corporation with respect to the Certificate claimed to have been lost, stolen or destroyed.

   Payment. The Merger Agreement further provides that, concurrently with or immediately prior to the Effective Time, Parent or Purchaser shall deposit, or cause to be deposited, in trust with the Paying Agent cash in United States dollars in an aggregate amount equal to the product of (i) the number of Shares outstanding immediately prior to the Effective Time (other than Shares which are held by any subsidiary of the Company or in the treasury of the Company or which are held directly or indirectly by Parent or any direct or indirect subsidiary of Parent (including Purchaser) or a person known at the time of such deposit to be a Dissenting Shareholder) and (ii) the Merger Consideration (hereinafter referred to as the "Payment Fund"). The Payment Fund shall be invested by the Paying Agent as directed by Parent in direct obligations of the United States, obligations for which the full faith and credit of the United States is pledged to provide for the payment of principal and interest, commercial paper rated of the highest quality by Moody's Investors Services, Inc. or Standard & Poor's Ratings Group or certificates of deposit, bank repurchase agreements or bankers' acceptances of a commercial bank having at least $1,000,000,000 in assets (collectively, "Permitted Investments") or in money market funds which are invested in Permitted Investments, and any net earnings with respect thereto shall be paid to Parent as and when requested by Parent. The Paying Agent shall, pursuant to irrevocable instructions, make the payments referred to above out of the Payment Fund. The Payment Fund

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shall not be used for any other purpose except as otherwise agreed to by
Parent. Promptly following six months after the Effective Time, the Paying Agent shall return to the Surviving Corporation all cash, certificates and other instruments in its possession that constitute any portion of the Payment Fund, and the Paying Agent's duties shall terminate. Thereafter, each holder of a Certificate may surrender such Certificate to the Surviving Corporation and (subject to applicable abandoned property, escheat and similar laws) receive in exchange therefor the Merger Consideration, without interest, but shall have no greater rights against the Surviving Corporation or Parent than may be accorded to general creditors of the Surviving Corporation or Parent under applicable law. Notwithstanding the foregoing, neither the Paying Agent nor any party to the Merger Agreement shall be liable to a holder of Shares for any Merger Consideration delivered to a public official pursuant to applicable abandoned property, escheat and similar laws.

   No Further Rights of Transfer. At and after the Effective Time, each holder of a Certificate shall cease to have any rights as a shareholder of the Company, except for, in the case of a holder of a Certificate (other than shares to be canceled pursuant to the above provisions and other than shares held by Dissenting Shareholders), the right to surrender his or her Certificate in exchange for payment of the Merger Consideration or, in the case of a Dissenting Shareholder, to perfect his or her right to receive payment for his or her Shares pursuant to the FBCA if such holder has validly perfected and not withdrawn his or her right to receive payment for his or her shares, and no transfer of Shares shall be made on the stock transfer books of the Surviving Corporation. Certificates presented to the Surviving Corporation after the Effective Time shall be canceled and exchanged for cash as provided in the Merger Agreement. At the close of business on the day of the Effective Time the stock ledger of the Company with respect to Common Stock shall be closed.

   Stock Option and Other Plans. Prior to the Effective Time, the Board (or, if appropriate, any committee thereof) shall adopt appropriate resolutions and use its reasonable best efforts to take all other actions necessary to provide for the cancellation, effective at the Effective Time, of all the outstanding stock options to purchase Common Stock (the "Options") granted under any stock option plan of the Company (the "Stock Plans"). Immediately prior to the Effective Time, the Company shall use its reasonable best efforts to ensure that (i) each Option, whether or not then vested or exercisable, shall no longer be exercisable for the purchase of Shares but shall entitle each holder thereof, in cancellation and settlement therefor, to payments by the Company in cash (subject to any applicable withholding taxes, the "Cash Payment"), at the Effective Time, equal to the product of (x) the total number of Shares subject to such Option as to which such Option could have been exercised as of the Effective Date and (y) the excess of the Merger Consideration over the exercise price per share of Common Stock subject to such Option, each such Cash Payment to be paid to each holder of an outstanding Option at the Effective Time and
(ii) each share of Common Stock previously issued in the form of grants of restricted stock or grants of contingent or bonus shares, and not vested prior to the Effective Time, shall fully vest and be paid by the Company in cash at the Effective Time in an amount equal to the Merger Consideration (subject to applicable withholding taxes) and otherwise in accordance with their respective terms. Prior to the Effective Time, the Board shall adopt appropriate resolutions and use its reasonable best efforts to take all other actions necessary to provide for the purchase prior to the Effective Time of Shares covered by subscriptions outstanding under the Echelon International Corporation 1996 Employee Stock Purchase Plan. As provided in the Merger Agreement, the Company shall use its reasonable best efforts to ensure that the Stock Plans shall terminate as of the Effective Time and the provisions of any employee benefit plan providing for the issuance or grant of shares of the capital stock of the Company shall be deleted as of the Effective Time. The Company will take all reasonable steps to ensure that neither the Company nor any of its subsidiaries is or will be bound by any Options, other options, warrants, rights or agreements which would entitle any person, other than Parent or its affiliates, to own or purchase any capital stock of the Surviving Corporation or any of its subsidiaries. The Company will use its reasonable best efforts to obtain any necessary consents to ensure that after the Effective Time, the only rights of the holders of Options, in respect of such Options, will be to receive the Cash Payment in cancellation and settlement thereof.

   Representation and Warranties. The Merger Agreement contains various customary representations and warranties of the parties thereto including, without limitation, representations and warranties by the Company

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and Parent and Purchaser as to the parties' due organization, good standing and power and with respect to the authorization and validity of the Merger Agreement, and with respect to broker's or finder's fees. The Merger Agreement also contains representations and warranties of the Company as to the Company's capitalization, the absence of any required filings and consents, the Company's reports and financial statements, the absence of certain changes, title to property and encumbrances related thereto, real property leases, the Leveraged Lease Portfolio, compliance with laws, the absence of litigation, employee benefit plans, taxes, liabilities, intellectual property matters, material contracts, environmental matters, state takeover statutes, the Company's Rights Agreement relating to the Rights, year 2000 compliance, the fairness opinion of the Company's financial advisor, and certain matters relating to the Distribution Agreement entered into between the Company and Florida Progress Corporation in connection with the spin-off of the Company from its former parent (the "Distribution Agreement"). In addition, the Merger Agreement contains representations and warranties of Parent and Purchaser with respect to: the capitalization of Purchaser, the financing for the Offer, the size of Parent, Purchaser and their affiliates for purposes of the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), capital contributions of Parent to Purchaser, Purchaser's cash on hand of at least $2,000,000, and the solvency of Parent and Purchaser.

   Access to Information Concerning Properties and Records; Delivery of Financial Information. (a) During the period commencing on the date of the Merger Agreement and ending on the Effective Date, the Company shall, and shall cause each of its subsidiaries to, upon reasonable notice, afford Parent and Purchaser, and their respective counsel, accountants, consultants and other authorized representatives, reasonable access during normal business hours to the employees, properties, books and records of the Company and its subsidiaries in order that they may have the opportunity to make such investigations as they shall desire of the affairs of the Company and its subsidiaries (other than relating to those assets with respect to which no liability shall be retained by the Surviving Corporation after giving effect to the transactions contemplated by the Real Estate Disposition Agreements). The Company shall furnish promptly to Parent and Purchaser (i) a copy of each report, schedule, registration statement and other document filed by it or its subsidiaries during such period pursuant to the requirements of Federal or state securities laws and (ii) all other information concerning its or its subsidiaries' business, properties and personnel as Parent and Purchaser may reasonably request. The Company agrees to cause its officers and employees to furnish such additional financial and operating data and other information and respond to such inquiries as Parent and Purchaser shall from time to time reasonably request.

   (b) On or prior to February 15, 2000, the Company will deliver to Parent a copy of all written information prepared by the Company with respect to its fiscal year ended December 31, 1999 of the type which the Company customarily prepares to initially deliver to its independent auditors (prior to responding to any inquiries from its independent auditors) in connection with the preparation of the Company's financial statements in accordance with generally accepted accounting principles for the end of a fiscal year of the Company.

   (c) During the period commencing on the date of the Merger Agreement and ending on the Effective Date, to the extent (and only to the extent) that the Company delivers to its independent auditors any written information prepared by the Company relating to the fiscal year ended December 31, 1999 or any prior period or otherwise bearing upon the condition of the Company and its subsidiaries taken as a whole, the Company shall, concurrently with such delivery of written information to its independent auditors, deliver to Parent true and complete copies of all such written information.

   The Merger Agreement provides that information obtained by Parent and Purchaser and their respective counsel, accountants, consultants and other authorized representatives pursuant to the Merger Agreement is subject to the provisions of the Confidentiality Agreement between DLJ, as an agent for the Company and an agent for ETA Holding Corp., the manager of Parent dated April 21, 1999.

   Conduct of the Business of the Company Pending the Effective Date. Except as permitted, required or contemplated by, or otherwise described in, the Merger Agreement, the disclosure letter of the Company related thereto (the "Company Disclosure Letter"), the Real Estate Disposition Agreements or otherwise consented to or approved by Parent (which consent or approval shall not be unreasonably withheld, conditioned or delayed), during the period commencing on the date of the Merger Agreement and ending on the Effective Date:

  . the Company and each of its subsidiaries will conduct their respective operations only according to their ordinary course of business consistent with past practice and will use their reasonable best efforts to preserve intact their respective business organizations, keep available the services of their officers and employees and maintain satisfactory relationships with licensors, suppliers, distributors, clients, landlords, joint venture partners, employees and others having business relationships with them;

  . neither the Company nor any of its subsidiaries shall:

    . make any change in or amendment to its articles of incorporation or by-laws (or comparable governing documents);

    . authorize for issuance, issue, sell or deliver (or agree or commit to issue, sell or deliver), whether pursuant to the issuance or granting of options, warrants, commitments, subscriptions, rights to purchase or otherwise, any shares of its capital stock (other than in connection with: (A) the exercise of certain options outstanding on the date of the Merger Agreement or (B) the exercise of subscription rights set forth in the Echelon International Corporation 1996 Employee Stock Purchase Plan (as in effect on the date of the Merger Agreement and as may be amended as contemplated by the above provisions of the Merger Agreement));

    . sell or pledge or agree to sell or pledge any stock owned by it in any of its subsidiaries;

    . enter into any contract or commitment with respect to capital expenditures;

    . acquire (by merger, consolidation, acquisition of stock or assets or otherwise) any corporation, partnership or other business or division thereof (provided that any subsidiary of the Company may be merged with and into the Company or any subsidiary of the Company);

    . cancel, amend or modify, in any material respect, any contract disclosed in the Company Disclosure Letter or enter into any contract that, if in effect on the date of the Merger Agreement, would be required to be set forth in the Company Disclosure Letter;

    . amend or modify either of the Real Estate Disposition Agreements, or waive any term or condition thereunder, in each case in any manner that (A) is adverse to Parent and Purchaser or (B) amends or modifies
      Schedule I to either of the Real Estate Disposition Agreements;

    . except as permitted by the Real Estate Disposition Agreements, acquire any assets or securities;

    . except to the extent required under existing employee and director benefit plans, agreements or arrangements as in effect on the date of the Merger Agreement, (A) increase the compensation or fringe benefits of any of its directors, officers or employees, (B) grant any severance or termination pay not currently required to be paid under existing severance plans, (C) enter into any employment, consulting or severance agreement or arrangement with any present or former director, officer or other employee of the Company or any of its subsidiaries or (D) establish, adopt, enter into or amend or terminate any collective bargaining, bonus, profit sharing, thrift, compensation, stock option, restricted stock, pension, retirement, deferred compensation, employment, termination, severance or other plan, agreement, trust, fund, policy or arrangement for the benefit of any directors, officers or employees;

    . except in the ordinary course of business with respect to the Total
      Assets (as defined below and including assets acquired as permitted by the Merger Agreement) only, subject to the terms and conditions of the Real Estate Disposition Agreements, and otherwise without exception, transfer, lease, license, guarantee, sell, mortgage, pledge, dispose of, encumber or subject to any lien, any material assets (including in any event any asset subject to a lease in the Leveraged Lease Portfolio) or incur or modify any indebtedness for borrowed money (other than for borrowings under existing lines of credit and indebtedness for working capital in the ordinary course of business);

    . make any tax election or settle or compromise any tax liability;

    . except as required by applicable law or generally accepted accounting principles, make any change in its method of accounting;

    . adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of the Company or any of its subsidiaries not constituting an inactive subsidiary (other than in connection with (A) the Merger or (B) any merger of a subsidiary of the Company with and into the Company or any other subsidiary of the Company);

    . make any loans, advances or capital contributions to, or investment in, any other person, other than to any direct or indirect subsidiary of the Company;

    . declare, set aside or pay any dividends on, or make or cause to be made any other distributions in respect of, any of its capital stock or other equity securities or any interest in any trust that holds title to any asset included in the Leveraged Lease Portfolio other than dividends and distributions by a direct or indirect subsidiary of the Company to its parent;

    . split, combine or reclassify any of its capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock;

    . enter into any agreement providing for the acceleration of payment or performance or other consequence as a result of the transactions contemplated thereby or any other change of control of the Company;

    . purchase, redeem or otherwise acquire any shares of capital stock of the Company or any subsidiary or any rights, warrants or options to acquire any such shares or other securities; or

    . agree, in writing or otherwise, to take any of the foregoing actions;
      and

  . the Company shall not, and shall not permit any of its subsidiaries to:

    . take any action, engage in any transaction or enter into any agreement which would cause any of the representations or warranties set forth in the Merger Agreement to be untrue as of the Effective Date, or

    . purchase or acquire, or offer to purchase or acquire, any shares of capital stock of the Company.

   The Merger Agreement also provides that, notwithstanding anything to the contrary set forth in the Merger Agreement, the Company and its subsidiaries shall be permitted to conduct their respective real estate operations (so long as they (x) relate only to the Total Assets and (y) would not result in any reduction to the purchase price or transfer value payable under any Real Estate Disposition Agreement), including, without limitation, (i) acquire (by merger, consolidation, or acquisition of stock or assets) any corporation, partnership, limited liability company or other business or division thereof, (ii) enter into any contract or commitment with respect to capital expenditures, (iii) cancel, amend or modify any contract, (iv) acquire a material amount of assets or securities, (v) transfer, lease, license, guarantee, sell, mortgage, pledge, dispose of, encumber or subject to any lien, any material assets or incur or modify any indebtedness for borrowed money, (vi) make any loans, advances or capital contributions to, or investment in, any other person and (vii) agree, in writing or otherwise, to take any of the foregoing actions) as the Company or its subsidiaries, as applicable, shall deem necessary or desirable in its sole discretion.

   Shareholder Approval. Pursuant to the Merger Agreement, in the event the Minimum Condition is satisfied, Parent and Purchaser have agreed to take all necessary and appropriate action to cause the Merger to become effective as soon as reasonably practicable after the completion of the Offer, without a meeting of the Company's shareholders, in accordance with the relevant provisions of the FBCA.

   Reasonable Best Efforts. Subject to the terms and conditions provided herein, each of the Company, Parent and Purchaser shall, and the Company shall cause each of its subsidiaries to, cooperate and use their respective reasonable best efforts to take, or cause to be taken, all appropriate action, and to make, or cause to be made, all filings necessary, proper or advisable under applicable laws and regulations to consummate and make effective the transactions contemplated by the Merger Agreement, including, without limitation, their respective reasonable best efforts to obtain, prior to the Effective Date, all licenses, permits, consents, approvals, authorizations, qualifications and orders of governmental authorities and parties to contracts with the Company and its subsidiaries as are necessary to fulfill the conditions to the Offer. Parent has also agreed, in its capacity as sole shareholder of the Surviving Corporation, to take or cause to be taken, subject to the terms and conditions of the Merger Agreement, all appropriate action necessary, proper or advisable under applicable laws and regulations to consummate and make effective the transactions contemplated by the Real Estate Disposition Agreements, including, without limitation, executing and delivering any consents required under applicable laws and regulations.

   No Solicitation of Other Offers. The Merger Agreement further provides that the Company and its affiliates and each of their respective officers, directors, employees, representatives, consultants, investment bankers, attorneys, accountants and other agents shall immediately cease any existing discussions or negotiations with any other parties that may be ongoing with respect to any Acquisition Proposal (as defined below). Neither the Company nor any of its affiliates shall take (and the Company shall not authorize or permit any of its officers, directors, employees, representatives, consultants, investment bankers, attorneys, accountants or other agents, to so take) any action (i) to solicit, initiate or knowingly encourage the making of any Acquisition Proposal or (ii) to have any discussions or negotiations with, or, furnish or disclose any information to, any person (other than Parent or Purchaser) in furtherance of, or take any other action to facilitate any inquiries or the making of any proposal that constitutes, or is reasonably expected to lead to, any Acquisition Proposal; provided that, to the extent that the failure to take such action would reasonably be likely to breach the fiduciary obligations of the Board, as determined in good faith by a majority of the disinterested members thereof based on the advice of outside counsel, the Company may, in response to an Acquisition Proposal that was not solicited by the Company and that did not otherwise result from a breach of the above provisions of the Merger Agreement, furnish information with respect to the Company and its subsidiaries to any person pursuant to a customary confidentiality agreement and participate in discussions or negotiations with respect to any Acquisition Proposal.

   The Merger Agreement further provides that neither the Board nor any committee thereof shall:

  . withdraw or modify in a manner adverse to Parent or Purchaser, the approval of the Merger Agreement or the recommendation by the Board or any such committee of the Offer;

  . approve any letter of intent, agreement in principle, acquisition agreement or similar agreement relating to any Acquisition Proposal;

  . approve or recommend any Acquisition Proposal; or

  . enter into any agreement with respect to any Acquisition Proposal.

Notwithstanding the foregoing, if the Company receives a Superior Proposal (as defined below) and a majority of the disinterested directors of the Company determine in good faith, based on the advice of outside counsel, that failure to take such action would reasonably be likely to breach their fiduciary obligations, the Board may, no sooner than 3 business days following delivery to Parent of notice of such Superior Proposal in compliance with the above provisions of the Merger Agreement, withdraw or modify its approval of the Merger Agreement or recommendation of the Offer and may take any other action otherwise prohibited by the above provisions of the Merger Agreement.

   The Merger Agreement further provides that the Company promptly shall advise Parent orally and in writing of any Acquisition Proposal and the identity of the person making any such Acquisition Proposal including any change to the material terms of any such Acquisition Proposal or inquiry. The Company shall
(i) keep Parent fully informed of the status including any change to the terms of any such Acquisition Proposal or inquiry and (ii) provide to Parent, as soon as practicable after receipt or delivery thereof, copies of all correspondence and other written material sent or provided to the Company from any third party in connection with any Acquisition Proposal or sent or provided by the Company to any third party in connection with any Acquisition Proposal.

   The Merger Agreement further provides that nothing in the provisions described above shall prevent the Company or its Board from taking and disclosing to the Company's shareholders a position contemplated by Rule 14d-9 and Rule 14e-2 promulgated under the Exchange Act with respect to any tender offer. Any actions permitted under, and taken in compliance with, the above provision shall not be deemed a breach of any other covenant or agreement of such party contained in the Merger Agreement.

   For purposes of the Merger Agreement (i) "Acquisition Proposal" means any inquiry, proposal or offer from any person or group relating to any direct or indirect acquisition or purchase of a substantial amount of assets of the Company or any of its subsidiaries or of all or any portion of any class of equity securities of the Company or any of its subsidiaries, any tender offer or exchange offer that if consummated would result in any person beneficially owning all or any portion of any class of equity securities of the Company or any of its subsidiaries, any merger, consolidation, business combination, recapitalization, liquidation, dissolution or any transaction having similar economic effect involving the Company or any of its subsidiaries, other than the transactions contemplated by the Merger Agreement and the Real Estate Disposition Agreements, and (ii) "Superior Proposal" means a bona fide written proposal made by a third party to acquire all or substantially all of the Company pursuant to a tender offer, exchange offer, a merger or other business combination or a sale of all or substantially all of the assets of the Company and its subsidiaries on terms which a majority of the disinterested members of the Board determines in their good faith reasonable judgment (after consultation with its financial advisors and outside counsel) (i) would, if consummated, be superior to the holders of Common Stock from a financial point of view than the Merger, taking into account all the terms and conditions of such Acquisition Proposal and the Merger Agreement, and (ii) is reasonably capable of being completed.

   Notification of Certain Matters. The Merger Agreement provides that the Company shall give prompt notice to Parent, and Parent and Purchaser shall give prompt notice to the Company, of the occurrence, or failure to occur, of any event, which occurrence or failure to occur would likely cause any representation or warranty contained in the Merger Agreement to be untrue in any material respect at any time from the date of the Merger Agreement to the Effective Time. Each of the Company and Parent shall give prompt notice to the other party of any notice or other communication from any third party alleging that the consent of such third party is or may be required in connection with the transactions contemplated by the Merger Agreement.

   HSR Act. The Merger Agreement further provides that the Company and Parent shall, as soon as practicable and in any event within ten business days from the date of the Merger Agreement, file, if required, Notification and Report Forms under the HSR Act with the Federal Trade Commission (the "FTC") and the Antitrust Division of the Department of Justice (the "Antitrust Division") and shall use their reasonable best efforts to respond as promptly as practicable to all inquiries received from the FTC or the Antitrust Division, including, without limitation, a request for additional information or documentation.

   Employment Agreements. Immediately following the consummation of the Merger, the Company shall pay any and all amounts, to the extent then due and payable (including as a result of the consummation of the Merger), under the employment agreements between the Company and its employees (including, without limitation, the senior officers) subject to no conditions other than the prior or concurrent delivery by each such employee of a written statement to the Company terminating his or her employment agreement with the Company effective upon consummation of the Merger. Pursuant to their employment agreements and rights under the Stock Plans, certain senior officers of the Company are entitled to receive, and shall be paid, severance payments in respect of the termination of their employment with the Company, as well as the net cash payments and other bonus payments due to them as a result of the Merger.

   Directors' and Officers' Insurance; Indemnification. The Merger Agreement further provides that the Articles of Incorporation and the By-Laws of the Surviving Corporation shall contain the provisions with respect to indemnification and exculpation from liability set forth in the Company's Amended and Restated Articles of Incorporation and By-Laws on the date of the Merger Agreement, which provisions shall not be amended, repealed or otherwise modified for a period of six years from the Effective Time in any manner that would adversely affect the rights thereunder of individuals who on or prior to the Effective Time were directors, officers, employees or agents of the Company, unless such modification is required by law.

   The Merger Agreement further provides that for six years from the Effective Time, the Surviving Corporation shall either maintain in effect the Company's current directors' and officers' liability insurance covering those persons who are currently covered on the date of the Merger Agreement by the Company's directors' and officers' liability insurance policy or substitute for such Company policies, policies with at least the same coverage containing terms and conditions which are no less advantageous and provided that said substitution does not result in any gaps or lapses in coverage with respect to matters occurring prior to the Effective Time. The cost to the Surviving Corporation of maintaining such directors' and officers' liability insurance policies shall be paid by the Company upon consummation of the Merger.

   Guaranty of Performance. The Merger Agreement provides that Parent guarantees the performance of Purchaser of its obligations under the Merger Agreement and the obligations of the Surviving Corporation under the above provisions relating to employment agreements, directors' and officers' insurance and indemnification.

   Financing; Capital; Capitalization; Solvency; Going Concern. The Merger Agreement requires Parent and Purchaser to, and to cause their respective officers, directors, employees, agents, affiliates, financial advisors and other representatives to, use their reasonable best efforts to satisfy all conditions precedent set forth in the Credit Agreement, dated as of January 21, 2000 among Purchaser, Utrecht-America Finance Co. and Rabobank Nederland (the "Credit Agreement") and, subject only to the simultaneous consummation of the transactions contemplated by the Merger Agreement, to incur the financing provided thereby on the terms set forth therein in order to finance the consummation of the transactions contemplated by the Merger Agreement. Purchaser has agreed that, except to the extent the Company consents in writing, Purchaser will not amend, modify or supplement in any material respect the terms or conditions of, or cancel or waive any material right under, the Credit Agreement.

   The Merger Agreement requires Parent to maintain at all times through the Effective Date unrestricted and unutilized cash on hand in an amount not less than $2,000,000 and to cause the Surviving Corporation to file all income tax returns for the current fiscal year and pay all taxes shown to be due thereon.

   Parent has also agreed to cause EIN Corp., which is a sister corporation to Purchaser organized in the State of Delaware and formed for the purpose of reincorporating the Company into the State of Delaware in accordance with the terms of the Merger Agreement, to be a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware to establish and maintain an office in the State of Delaware, and to refrain from establishing or maintaining an office in the States of Georgia, Florida and Alabama. Parent will also cause the Surviving Corporation to maintain its existence until at least March 31, 2003.

   Rights Agreement. The Merger Agreement provides that, except to the extent permitted in accordance with the above provisions of the Merger Agreement, the Company shall not (i) redeem the Rights, (ii) amend (other than to delay the Distribution Date (as defined in the Rights Agreement) or to render the Rights inapplicable to the Offer and the Merger) or terminate the Rights Agreement prior to the Effective Time without the consent of Parent, unless required to do so by a court of competent jurisdiction or (iii) take any action which would allow any person (as such term is defined in the Rights Agreement) other than Parent or Purchaser to be the beneficial owner of 15% or more of the outstanding Shares without causing a Distribution Date or any event described in the Rights Agreement to occur.

   State Takeover Statutes. The Merger Agreement further provides that if any "fair price", "control share acquisition", "moratorium", "interested shareholder" or other anti-takeover statute, or similar statute or regulation, shall become applicable to the Merger Agreement, the Rights Agreement or any of the transactions contemplated thereby (including, without limitation, the Offer), the Company and its Board shall (subject always to applicable law and the fiduciary duties of the Board) take all action necessary to ensure that the Offer and the other transactions contemplated by the Merger Agreement may be consummated as promptly as practicable on the terms contemplated thereby and otherwise to minimize the effect of such statute or regulation on the Offer and the other transactions contemplated by the Merger Agreement.

   No Other Representations or Warranties. The Merger Agreement further provides that except for the representations and warranties contained in the above provisions of the Merger Agreement, neither the Company nor any other person makes any other express or implied representation or warranty on behalf of the Company or any of its affiliates. In particular, the Company makes no representation or warranty to Parent or Purchaser with respect to (a) the information set forth in the Confidential Information Memoranda and related materials distributed by DLJ in connection with the offering of the Company (except to the extent specifically incorporated by reference in the Company Disclosure Letter) or (b) any financial projection or forecast relating to the Company.

   Insurance. Simultaneously with the execution and delivery of the Merger Agreement, the Company is obligated to procure, or cause to be procured, and to maintain in full force and effect for a period expiring no earlier than thirty
(30) days after the expiration of the Offer, insurance covering all risks of loss with respect to the assets subject to any lease included in the Leveraged Lease Portfolio in the amounts set forth on Schedule I to the Merger Agreement at a net premium cost to the Company, after payment or reimbursement by Purchaser or the Aircraft Purchaser (as defined below), of not more than $10,000.

   Closing Certificate. On the Escrow Closing Date (as defined in the Real Estate Disposition Agreements), the Company will deliver to Parent a certificate of the Chief Financial Officer of the Company in the form specified in the Merger Agreement (the "Closing Certificate"). The Company shall pay to, and deposit with, the escrow agent under an escrow agreement for disbursement in accordance with the terms and conditions thereof, a sum equal to the aggregate transaction expenses listed on Schedule A to the Closing Certificate, including the aggregate amount of all expenses itemized on such Schedule A that are incurred (or to be incurred) by persons other than the Company (subject to certain limitations) (the "Expense Escrow"). Not later than 48 hours prior to the Escrow Closing Date, the Company shall provide Parent with an itemized list of the transaction expenses to be listed on Schedule A to the Closing Certificate along with any and all substantiation of such transaction expenses.

   Preclearance of Articles of Merger. Parent has agreed that, as soon as reasonably practicable and in any event not later than five business days prior to the initial expiration date of the Offer, Parent will submit to the office of the Department of State of the State of Florida draft Articles of Merger for the purpose of preclearing such Articles of Merger for filing with the Florida Department of State. Parent will use its reasonable best efforts to respond as promptly as practicable to all inquiries or comments of the Florida Department of State with respect thereto and to make all such changes to the Articles of Merger as shall be necessary to effect the filing of the Articles of Merger with the Department of State pursuant to the terms and conditions of the Merger Agreement. Parent will also submit to the office of the Secretary of State of the State of Delaware a draft certificate of merger relating to the merger of the Surviving Corporation with and into EIN Corp. as contemplated by the Merger Agreement, for the purpose of preclearing such certificate of merger for filing with the Delaware Secretary of State. Parent will use its reasonable best efforts to respond as promptly as practicable to all inquiries or comments of the Delaware Secretary of State with respect thereto and shall make all such changes to the certificate of merger as shall be necessary to effect the filing thereof with the Delaware Secretary of State pursuant to the Merger Agreement.

   Merger of Surviving Corporation with and into EIN Corp. The Merger Agreement provides that, immediately following the earlier to occur of (i) the twelfth
(12th) business day following the completion of all transactions contemplated by the Real Estate Disposition Agreements and (ii) the consummation of the purchase and sale pursuant to the Omnibus Agreement, dated as of January 21, 2000 between EIN Acquisition Corp. and Heller Financial, Inc. (the "Omnibus Agreement") of the beneficial interests in the trust estates with respect to certain of the aircraft identified on the Merger Agreement, Parent will cause the Surviving Corporation to merge with and into EIN Corp. such that the separate corporate existence of the Surviving Corporation will cease, and EIN Corp. shall continue, under that name, as the surviving corporation under the laws of the State of Delaware, all in accordance with the applicable provisions of the General Corporation Law of the State of Delaware. Parent has agreed that it will, and it will cause the Surviving Corporation to, take all actions necessary, proper or advisable under applicable laws and regulations to make such merger effective. The articles of incorporation and by-laws of the Surviving Corporation, as in effect immediately prior to the consummation of such merger, will be the Certificate of Incorporation and by-laws of EIN Corp. until thereafter amended. Such Certificate of Incorporation shall at all times, however, comply with the requirements for director and officer insurance and indemnification provided for in the Merger Agreement and may not, at any time, be amended to include any reference to the word "Echelon" (or any similar words based thereon or derived therefrom) in the name of EIN Corp. The By-Laws of the Surviving Corporation, as in effect immediately prior to the consummation of such merger, will be the By-Laws of EIN Corp. until thereafter duly amended as provided by law and such By-Laws. Thereafter, all references in the Merger Agreement to the Surviving Corporation will be deemed to be references to EIN Corp.

   Termination and Abandonment. The Merger Agreement provides that the Merger Agreement may be terminated and the Offer and the other transactions contemplated thereby may be abandoned, at any time prior to the Effective Time:

  (a) by mutual consent of the Company, on the one hand, and of Parent and Purchaser, on the other hand;

  (b) by either Parent, on the one hand, or the Company, on the other hand, if any governmental or regulatory agency shall have issued an order, decree or ruling or taken any other action permanently enjoining, restraining or otherwise prohibiting the acceptance for payment of, or payment for, Shares pursuant to the Offer or the Merger and such order, decree or ruling or other action shall have become final and nonappealable;

  (c) by either Parent, on the one hand, or the Company, on the other hand, if due to an occurrence or circumstance which would result in a failure to satisfy any of the Tender Offer Conditions, Purchaser shall have failed to pay for Shares pursuant to the Offer within 90 days after commencement of the Offer (the "Outside Date"), unless such failure to pay for Shares shall have occurred because of a material breach of any representation, warranty, obligation, covenant, agreement or condition set forth in the Merger Agreement on the part of the party seeking to terminate the Merger Agreement;

  (d) by either Parent, on the one hand, or the Company, on the other hand, if the Offer is terminated or (subject to the above provision of the Merger Agreement) expires in accordance with its terms without Purchaser having purchased any Common Stock thereunder due to an occurrence which would result in a failure to satisfy any of the conditions set forth in the Merger Agreement; provided that (i) Parent may not terminate the Merger Agreement pursuant to such provision if such failure shall have been caused by or resulted from the failure of Parent or Purchaser to perform any covenant or agreement of either of them contained in the Merger Agreement or the breach by Parent or Purchaser of any representation or warranty of either of them contained in the Merger Agreement and (ii) the Company may not terminate the Merger Agreement pursuant to such provision if such failure shall have been caused by or resulted from the failure of the Company to perform any covenant or agreement contained in the Merger Agreement or the breach by the Company of any representation or warranty contained in the Merger Agreement;

  (e) by Parent, in the event of a breach by the Company of any representation, warranty, covenant or agreement contained in the Merger Agreement which (A) would cause any of the representations and warranties of the Company to be untrue in any material respect, or fail to comply in any material respect with a covenant under the Merger Agreement or under either of the escrow agreements referred to therein (other than a representation, warranty or covenant under the Real Estate Disposition Agreements relating to the assets subject thereto, so long as the Real Estate Disposition Agreements shall at all times be in full force and effect and the purchase price or transfer value, as the case may be, under each such agreement shall have not been reduced in connection with any such breach of representation, warranty, covenant or agreement contained in the Merger Agreement), (B) cannot or has not been cured prior to the earlier of (i) 15 days after the giving of written notice of such breach to the Company and (ii) two business days prior to the date on which the Offer expires and (C) has not been waived by Parent pursuant to the provisions thereof;

  (f) by the Company, if the Company receives a Superior Proposal and a majority of the disinterested directors of the Company determine in good faith, based on the advice of outside counsel, that a failure to terminate the Merger Agreement would be reasonably likely to breach their respective fiduciary obligations; provided, that the Company shall have complied with its obligations under the Merger Agreement;

  (g) by Parent, if the Company shall have received a Superior Proposal and
      (i) the Board shall have withdrawn or modified (including by amendment of this Schedule 14D-9) in a manner adverse to Parent or Purchaser its approval or recommendation of the Offer, (ii) the Company or the Board shall have approved, recommended or entered into an agreement with respect to, or consummated the transactions contemplated by, any Acquisition Proposal, or (iii) the Board shall have resolved to do any of the foregoing;

  (h) by the Company, in the event of a breach by Parent or Purchaser of any representation, warranty, covenant or agreement contained in the Merger Agreement which cannot or has not been cured within the earlier of (i) 15 days after the giving of written notice of such breach to Parent and Purchaser and (ii) to the extent applicable, two business days prior to the date on which the Offer expires, except, in any case where such failures are not reasonably likely to affect adversely Parent's or Purchaser's ability to complete the Offer;

  (i) by the Company, if Parent or Purchaser shall have (i) failed to commence the Offer within 5 days following the date of the Merger Agreement, (ii) terminated the Offer or (iii) failed to pay for Shares pursuant to the Offer on or prior to the earlier of (x) the fifth day after any Shares tendered in the Offer have been accepted for payment and (y) the Outside Date, unless in the case of (i) or (ii) such failure shall have been caused by the failure of the Company to satisfy the conditions set forth in certain provisions of the Merger Agreement;

  (j) by Parent, at any time prior to Purchaser having accepted for payment Shares pursuant to the Offer, if either of the Real Estate Disposition Agreements shall have been terminated and be of no further force and effect; or

  (k) by Parent, at any time prior to Purchaser having accepted Shares for payment pursuant to the Offer, if any person (other than Parent or Purchaser) shall have acquired beneficial ownership (as defined in Rule 13d-3 promulgated under the Exchange Act) of more than 20% of the outstanding voting securities of the Company or is granted an option or right to acquire more than 20% of such voting securities of the Company.

   In the event of the termination of the Merger Agreement pursuant to the provisions thereof by Parent or Purchaser, on the one hand, or the Company, on the other hand, written notice thereof shall forthwith be given to the other party or parties specifying the provision thereof pursuant to which such termination is made, and the Merger Agreement shall become void and have no effect, and there shall be no liability thereunder on the part of Parent, Purchaser or the Company, except that the provisions relating to confidentiality, effect of termination, fees and expenses, applicable law and waiver of jury trial shall survive any termination of the Merger Agreement. Nothing in the above provision shall relieve any party to the Merger Agreement of liability for breach of the Merger Agreement.

   In the event of a termination of the Merger Agreement pursuant to clauses
(f), (g) or (k) of the second preceding paragraph, the Company shall pay to Parent the sum of $2,750,000. In the event of a termination of the Merger Agreement pursuant to clauses (e), (f), (g), (j) or (k) of the second preceding paragraph, the Company shall, in addition to paying Parent $2,750,000, reimburse Parent and Purchaser all of their reasonable out-of-pocket costs and expenses incurred in connection with the Offer to Purchase, the Merger Agreement and each of the transactions contemplated by the Merger Agreement in the sum of up to $1,000,000 (subject to providing reasonable documentation of such costs and expenses) and the Company shall have no further liability to Parent or Purchaser thereunder and neither Parent nor Purchaser shall have any other remedy against the Company. Notwithstanding the foregoing, in the event of a termination of the Merger Agreement pursuant to clause (j) of the second preceding paragraph as a result of the termination of the Subscription Agreement by the Company as a result of any breach by the Heller Entity (as defined below) of any representation, warranty, covenant or agreement thereunder not cured or waived as provided therein, the Company will not be obligated to reimburse Parent or Purchaser any of their out-of-pocket costs and expenses incurred in connection with the Offer to Purchase, the Merger Agreement or any of the transactions contemplated in the Merger Agreement.

   In the event of a termination of the Merger Agreement by the Company pursuant to clause (h) of the third preceding paragraph, the Company's sole remedy will be to receive from Parent and/or Purchaser a sum equal to $2,750,000 as agreed and liquidated damages, it being agreed that in such event the Company's actual damages would be incapable of precise ascertainment and that the foregoing is a reasonable estimate of such damages, and neither Parent nor Purchaser shall have any further liability to any other party to the Merger Agreement.

   Any payment required to be made by Parent or Purchaser, on the one hand, or the Company, on the other hand, pursuant to the Merger Agreement will be made by such party within three business days after receipt by it of notice from the other party or parties, setting forth, in reasonable detail, (i) a description of the event(s) giving rise to the payment obligation and (ii) calculation of the payment obligation.

   Fees and Expenses. Except as described above or otherwise required to be paid by or on behalf of the Company under the Expense Escrow, all costs and expenses incurred in connection with the Merger Agreement and the consummation of the transactions contemplated thereby shall be paid by the party incurring such costs and expenses.

   Representations and Warranties. The Merger Agreement further provides that the respective representations and warranties of the Company, on the one hand, and Parent and Purchaser, on the other hand, contained therein or in any certificates or other documents delivered pursuant thereto shall not be deemed waived or otherwise affected by any investigation made by any party. Each and every such representation and warranty shall expire with, and be terminated and extinguished by, the Effective Time and thereafter none of the Company, Parent or Purchaser shall be under any liability whatsoever with respect to any such representation or warranty. Such provision shall have no effect upon any other obligation of the parties thereto, whether to be performed before or after the Effective Time.

   Extension; Waiver. At any time prior to the Effective Time, the parties to the Merger Agreement, by action taken by or on behalf of the respective boards of directors of the Company, Parent or Purchaser, may (i) extend the time for the performance of any of the obligations or other acts of the other parties thereto, (ii) waive any inaccuracies in the representations and warranties contained therein by any other applicable party or in any document, certificate or writing delivered pursuant thereto by any other applicable party or (iii) waive compliance with any of the agreements or conditions contained therein. Any agreement on the part of any party to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party. No waiver by a party of any breach of the Merger Agreement or of any warranty or representation thereunder by the other party will be deemed to be a waiver of any other breach by such other party (whether preceding or succeeding and whether or not of the same or similar nature), and no acceptance of payment or performance by a party after any breach by the other party will be deemed to be a waiver of any breach of the Merger Agreement or of any representation or warranty hereunder by such other party, whether or not the first party knows of such breach at the time it accepts such payment or performance. No failure or delay by a party to exercise any right it may have by reason of the default of the other party will operate as a waiver of default or modification of the Merger Agreement or will prevent the exercise of any right by the first party while the other party continues so to be in default.

   (a)(3)Equis Real Estate Purchase Agreement. The following is a summary of the material terms of the Purchase and Sale Agreement, dated as of January 21, 2000, by and among the Company, certain subsidiaries of the Company and Echelon Residential LLC, a Delaware limited liability company (the "Equis Entity") (as such agreement may be amended and supplemented from time to time, the "Real Estate Purchase Agreement"), which provides for the purchase, after consummation of the Merger, by the Equis Entity of the Company's Multi-Family Development Properties (the "Equis Assets"). The Real Estate Purchase Agreement provides that all agreements, documents and instruments (including the purchase price) necessary to close the purchase and sale of the Company's real estate business under the Real Estate Purchase Agreement will be placed in escrow prior to the expiration of the Offer, where they will remain in escrow pending consummation of the Merger. This summary is not a complete description of the terms and conditions thereof and is qualified in its entirety by reference to the full text thereof which is incorporated herein by reference and a copy of which has been filed with the SEC as Exhibit (e)(3) hereto.

   Purchase Price. The Purchase Price to be paid by the Equis Entity to acquire the Equis Assets (the "Purchase Price") will be equal to (u) $47,921,172, minus
(v) a minimum cash amount of $21,275,000, minus (w) the aggregate amount of cash and cash equivalents, if any, which is expected to remain in the Company or its subsidiaries after consummation of all transactions contemplated by the Real Estate Purchase Agreement, the Merger Agreement and the Subscription Agreement, minus (x) the aggregate amount of cash and cash equivalents associated with certain customer deposits pursuant to the leases for certain of the Company's commercial real estate properties, minus (y) the aggregate outstanding principal amount of the executive loans extended by the Company to certain officers of the Company plus (z) certain expenditures that have been pre-approved by the Equis Entity.

   Terms of Payment. Pursuant to the Real Estate Purchase Agreement, the Equis Entity delivered to the escrow agent appointed under the Real Estate Purchase Agreement (the "Escrow Agent") $4,275,750, which will be held in an interest-bearing account with interest accruing thereon constituting a part thereof (the "Deposit"). The Deposit will be credited to the Equis Entity against the Purchase Price and will be non-refundable in all instances except as specifically provided in the Real Estate Purchase Agreement and the balance of the Purchase Price will be paid by the Equis Entity to the Company in U.S. dollars in immediately available funds at the time of the closing of the sale of the Equis Assets (the "Closing") in accordance with the terms and conditions of the Real Estate Purchase Agreement.

   Joint Instructions to the Escrow Agent. Not later than one business day prior to the Expiration Date as certified by the Company to the Equis Entity (referred to herein as the "Escrow Closing Date"), the Equis Entity and the Company will deliver to the Escrow Agent, together with a joint direction letter listing with specificity all such items, documents, agreements and instruments (the "Escrowed Items") required to be delivered by the Equis Entity and/or the Company pursuant to the terms and conditions of the Real Estate Purchase Agreement and necessary to effect the Closing, including, without limitation, the Purchase Price and the aggregate amount of "Asset Sales Proceeds" (as defined in the Real Estate Purchase Agreement) from certain enumerated pending transactions. The joint direction letter will also set forth irrevocable instructions to the Escrow Agent from the Equis Entity and the Company to the effect that (a) immediately following the filing by the Escrow Agent of the Articles of Merger with respect to the Merger with the Department of State of the State of Florida or the receipt of notice by the Escrow Agent that such filing has occurred, the Escrowed Items shall be promptly delivered by the Escrow Agent to the party entitled to same (including, without limitation, that (i) the Purchase Price be delivered to the Company and (ii) the aggregate amount of Asset Sales Proceeds be delivered to the Equis Entity),
(b) immediately following receipt of written notice from the Equis Entity or the Company that the Real Estate Purchase Agreement has been terminated pursuant to its terms (see "Termination" below), the Escrowed Items shall be promptly delivered by the Escrow Agent to the party which had previously deposited same with the Escrow Agent, and (c) immediately following receipt of written notice from the Equis Entity that the Expiration Date did not occur on or prior to the third business day after the Escrow Closing Date, the Escrowed Items shall be promptly delivered by the Escrow Agent to the party which had previously deposited same with the Escrow Agent.

   Closing Expenses. All costs and expenses associated with the purchase and sale of the Equis Assets contemplated in the Real Estate Purchase Agreement, including without limitation, environmental and property condition reports (but only to the extent procured prior to execution of the Real Estate Purchase Agreement with the approval of the Company), title insurance premiums, survey preparation costs, transfer taxes (including all stamp, transfer, documentary, sales, use, registration and other taxes), document recordation and filing charges, escrow expenses and other customary costs of the Closing, will be paid by the Company. Each of Equis and the Company will be responsible for its due diligence costs and expenses (including, without limitation, the payment of the fees and disbursements of its attorneys) and the Company will make any required payments to DLJ.

   Assumed and Excluded Liabilities. The Real Estate Purchase Agreement provides, among other things, that, on the closing date specified therein (the "Closing Date"), the Equis Entity will (or will cause one or more of its affiliates to) assume and pay, perform and discharge when due the following ("Assumed Liabilities"):

  . all enumerated indebtedness the repayment of which is specifically secured by the related Equis Assets (the "Existing Debt"), including any prepayment obligations related thereto,

  . any and all liabilities and obligations of the Company arising out of or related to any litigation,

  . any Real Estate Taxes (as defined in the Real Estate Purchase Agreement),

  . any and all liabilities and obligations relating to employees and employee benefits for which the Equis Entity is responsible pursuant to the terms of the Real Estate Purchase Agreement (see "Employees and Employee Benefits Matters" below),

  . any and all liabilities and obligations of the Company arising out of or related to the Permits, Contracts and Leases (in each case, as defined in the Real Estate Purchase Agreement and whether arising before, on or after the Closing Date),

  . any and all liabilities and obligations (including unpaid transaction costs) relating to any of the Total Assets sold, transferred or otherwise disposed of pursuant to a Pending Transaction (as defined below),

  . any and all liabilities and obligations of the Company (as of the Closing
    Date) referred to under the column heading "Real Estate Assets & Liabilities" in the Combining Trial Balance annexed to the Real Estate Purchase Agreement,

  . certain liabilities and obligations relating to employees and employee benefits for which the Company is responsible pursuant to the terms of the Subscription Agreement,

  . any and all liabilities and obligations of the Company arising out of or related to the Distribution Agreement (excluding all of the ancillary agreements referred to therein), but only to the extent same arises out of or relates to the real property assets included in the Equis Assets or the real property assets included in the Heller Assets (as defined below) that were previously conveyed to the Company pursuant to the Distribution Agreement but in any event excluding (A) any and all liabilities and obligations of the Company arising out of or related to the Florida Progress Business or the Echelon Business (each as defined in the Distribution Agreement), except for the assumption of liabilities and obligations by the Equis Entity pursuant to the foregoing provisions of this bullet point, (B) any and all liabilities and obligations of the Company arising out of or related to permits, contracts or leases which do not constitute Permits, Contracts or Leases as defined in the Real Estate Purchase Agreement, and (C) any and all liabilities and obligations with respect to employee agreements and employee matters, except to the extent the Equis Entity has expressly assumed responsibility therefor under the Real Estate Purchase Agreement, and

  . any and all other liabilities and obligations of the Company arising out of or relating primarily to the Total Assets (including any and all liabilities and obligations of the Company arising out of the ownership, possession, construction, use, access, leasing, maintenance, management, replacement, renewal, repair, operation, enjoyment, alterations, modifications, additions, accessions, improvements, appurtenances, replacements and substitutions thereof and thereto but excluding any and all liabilities and obligations of the Company which are expressly not assumed by the Equis Entity pursuant to the preceding bullet point.

   The liabilities assumed by the Equis Entity will not include certain liabilities assumed by the Heller Entity pursuant to the Subscription Agreement and will not include any liabilities or obligations of the Company or its affiliates or predecessors that are not expressly assumed by the Equis Entity or the Heller Entity.

   The Equis Entity will not assume any liabilities and obligations relating to the following (which will remain obligations of the Company):

  . employees and employee benefits to the extent that the Company is expressly responsible for such liabilities pursuant to the terms of the Real Estate Purchase Agreement (see "Employees and Employee Benefits Matters" below),

  . the Leveraged Lease Portfolio (including those liabilities and obligations (as of the Closing Date) referred to under the column heading "Aircraft Assets & Liabilities" in the Combining Trial Balance annexed to the Real Estate Purchase Agreement),

  . the Tax Credit LP Interests (as defined below),

  . all taxes (other than real estate taxes),

  . performance by the Company of the Real Estate Purchase Agreement or the Merger Agreement (including with respect to any shareholder litigation relating thereto),

  . except to the extent that the Equis Entity is responsible therefor under the Real Estate Purchase Agreement, all obligations (including payments due as a result of a change of control of the Company or otherwise) under any employment agreement entered into by the Company or any of its subsidiaries, and

  . assets or businesses previously owned by the Company (or its affiliates or predecessors) which were divested or otherwise disposed of prior to the date of execution of the Real Estate Purchase Agreement (including, without limitation, any liabilities or obligations of the Company (or its affiliates or predecessors) arising out of or related to (A) the Spin-Off and the other transactions contemplated by the Distribution Agreement and
    (B) the first mortgage bonds secured by certain life care communities previously owned directly or indirectly by the Company).

   Subject to certain employee benefits matters (see "Employees and Employee Benefit Matters" below), each of the Equis Entity and the Company has agreed to indemnify and hold the other party harmless from and against any loss, cost, liability, damage or expense including, without limitation, reasonable attorneys' fees and costs in all trial and appellate proceedings incurred in connection with any legal claim by a third party made, or arising out of, in the case of the Equis Entity as indemnitor, the liabilities assumed by the Equis Entity as aforesaid and, in the case of the Company as indemnitor, the foregoing excluded liabilities not assumed by the Equis Entity in connection with the purchase of the Equis Assets under the Real Estate Purchase Agreement and not assumed by the Heller Entity pursuant to the Subscription Agreement.

   Representations and Warranties. The Real Estate Purchase Agreement contains various customary representations and warranties of the parties thereto including, without limitation, representations and warranties by the Company and the Equis Entity as to the parties' due organization, good standing and power, with respect to the authorization and validity of the Real Estate Purchase Agreement, and with respect to the absence of any required filings or consents. The Real Estate Purchase Agreement also contains representations and warranties of the Company as to the Company's title to property and encumbrances related thereto, ownership of certain joint venture interests, ownership of employee loans, environmental matters, leases affecting the conveyed assets, the absence of material litigation, the use of land in compliance with applicable laws and regulations, material contracts, Existing Debt, employee benefit plans and other labor matters, intellectual property matters, reports and financial statements, the absence of certain changes, the absence of undisclosed liabilities, compliance with laws, insurance and year 2000 compliance. The representations and warranties of the Company will not survive the Escrow Closing Date. The Company and the Equis Entity have expressly agreed that, in the case of any breach by the Company of any of such representations and warranties, the Equis Entity's sole right will be the exercise (if it is entitled to do so) of its right of termination pursuant to the terms of the Real Estate Purchase Agreement (and the Equis Entity's sole remedies in connection therewith will be those expressly set forth in the Real Estate Purchase Agreement) and the Company will not at any time (whether before, on or after the Escrow Closing Date) have any further liability whatsoever with respect to any such breach.

   The Real Estate Purchase Agreement contains representations and warranties from the Equis Entity as to the Equis Entity's having conducted all due diligence that the Equis Entity deems necessary or desirable and as to the Equis Entity's acquiring the Equis Assets "as is", "where is" and "with all faults". The Company does not make any representations or warranties to the Equis Entity, express or implied, with respect to the quality, physical condition, expenses, legal status, zoning, value, utility or development or operating potential of the Equis Assets, or the absence of any Hazardous Substances (as defined in the Real Estate Purchase Agreement) on, in, under or near the Equis Assets, or any other matter or thing affecting or relating to the Equis Assets (including, without limitation, warranties of merchantability and/or of fitness for a particular purpose) which might be pertinent in considering whether to purchase the Equis Assets.

   The Equis Entity further acknowledges that it is purchasing the Equis Assets subject to the certain enumerated encumbrances. The Equis Entity represents and warrants that it will acquire certain joint venture interests for its own account for investment and not with a view toward any resale or distribution thereof, that it has sufficient funds available to it to purchase the Equis Assets, that it has reviewed ALTA owner's title insurance commitments or other reports and surveys with respect to the real estate included in the Equis Assets and acknowledges its approval as of the date of execution of the Real Estate Purchase Agreement of the condition of title to such real estate, and that it has inspected the Equis Assets and any operating files maintained by the Company or its property managers in connection with the ownership, leasing, maintenance and/or management of the Equis Assets and indemnifies the Company against any claim for liabilities, costs, expenses (including reasonable attorney's fees), damages or injuries arising out of or resulting from physical injury or damages to persons or property resulting from the inspections of the Equis Assets. The representations and warranties of the Equis Entity will not survive the Escrow Closing Date, except for (x) representations and warranties relating to the condition of the Total Assets, certain existing liens with respect to the Equis Assets, and the purchase by the Equis Entity of certain joint venture interests included in the Equis Assets for its own account for investment purposes, which such representations will survive for a period of one year after the Closing Date and (y) representations, warranties and agreements with respect to the inspection by the Equis Entity of the Total Assets, which such representations, warranties and agreement will survive as specifically set forth in the Real Estate Purchase Agreement.

   Covenants. The Company covenants in the Real Estate Purchase Agreement that the Company will, in all material respects, comply with and abide by all applicable laws related or applicable to any portion of the Equis Assets, that it will use commercially reasonable efforts to maintain all contracts, permits and other agreements affecting the Equis Assets in good standing and free from delinquency or material default, other than those which are modified, rescinded or terminated in the ordinary course of business or in connection with certain enumerated pending transactions, and that it will deliver to the Equis Entity a copy of any notice of violation of any statute, law, ordinance, rule, permit, regulation or agreement governing the planning, development, construction, occupancy, use or maintenance of any portion of any of the real estate included in the Equis Assets, or of any permit, approval or authorization issued in connection therewith or of any contemplated or pending investigation with respect thereto.

   The Company further covenants that, from and after the execution of the Real Estate Purchase Agreement until the Closing Date, the Company will not without the prior consent of Equis (which consent shall not be unreasonably withheld, conditioned or delayed) directly or indirectly sell, transfer, encumber or otherwise dispose of any of the Equis Assets or any portion thereof to any person, other than sales, transfers or other dispositions of Equis Assets (i) constituting non-material equipment or personalty made in the ordinary course of business, (ii) pursuant to the casualty and condemnation provisions of the Real Estate Purchase Agreement, (iii) constituting overdue accounts receivable arising in the ordinary course of business, but only in connection with the compromise or collection thereof consistent with sound business practices (and not as a part of any bulk sale or financing of receivables) or (iv) pursuant to any or all of certain enumerated pending transaction (collectively, the "Pending Transactions"). The Net Sale Proceeds (as defined in the Real Estate Purchase Agreement) from any sale, transfer, encumbrance or disposition of Equis Assets, in whole or in part, pursuant to any Pending Transaction consummated after the date of execution of the Real Estate Purchase Agreement and prior to the Closing Date (the "Asset Sales Proceeds") shall be promptly delivered by the Company to the Escrow Agent for distribution in accordance with the terms thereof.

   With respect to the operation of the Equis Assets during the period commencing on the date of execution of the Real Estate Purchase Agreement and ending on the Closing Date, the Company has agreed that it will, and will cause its subsidiaries to, operate, manage and maintain its Equis Assets and otherwise conduct its real estate business only according to its ordinary course of business consistent with past practice and will use reasonable best efforts to preserve intact its business organization, keep available the services of its officers and employees and maintain satisfactory relationships with licensors, suppliers, distributors, clients, landlords, tenants, joint venture partners, employees and others having business relationships with it. The Real Estate Purchase Agreement also contains other significant restrictions on the actions that can be taken by the Company without the Equis Entity's consent.

   The Company further covenants that, from and after the date of execution of the Real Estate Purchase Agreement, except in connection with Pending Transactions, the Company will not cancel or amend or modify in any material respect, (i) any contract or lease affecting any of the real estate included in the Equis Assets or (ii) any agreements, documents or instruments relating to the Existing Debt, subject to certain enumerated exceptions, and will not, subject to certain enumerated exceptions, enter into any new contract or lease affecting any of the real estate Equis Assets or any other agreements, documents or instruments relating to the Existing Debt and will not intentionally do any act or omit to do any act that will cause a material breach of any such contracts or leases or agreements, documents or instruments relating to the Existing Debt, without the Equis Entity's express prior written consent, which consent is not to be unreasonably withheld, conditioned or delayed. The Company has also agreed that it will not, without the prior consent of the Equis Entity (not to be unreasonably withheld, conditioned or delayed), amend, modify or supplement the Merger Agreement (including the Schedules and Exhibits thereto) or grant any consent or waiver under the Merger Agreement, in each case that would in any manner materially and adversely affect the rights, obligations and interests of the Equis Entity under the Real Estate Purchase Agreement.

   The Company has agreed that it will use its commercially reasonable efforts (without obligating the Company or its affiliates to spend money or assume obligations in connection therewith) to obtain the written consent of the other necessary parties to the assignment of any contracts, leases, commitments, sales orders, purchase orders, accounts, licenses, permits and undertakings, and if such consent is not obtained, the Company will use commercially reasonable efforts (without obligating the Company or its affiliates to spend money or assume obligations in connection therewith) to cooperate with the Equis Entity in any lawful arrangement designed to provide the Equis Entity the benefits under any such documents.

   From and after the Closing Date, the Equis Entity will have the absolute and exclusive proprietary right to the name "Echelon" as used in relation to the Equis Assets or any name confusingly similar to the foregoing and to all trademarks, trade names, logos and signage incorporating "Echelon" or any name confusingly similar to the foregoing. All rights of the Company and its affiliates in and to any trademarks, trade names, logos, tag lines and signage incorporating "Echelon" and the goodwill represented thereby and pertaining thereto have been assigned to the Equis Entity pursuant to the Real Estate Purchase Agreement. Accordingly, the Company has agreed that it will not, and will cause its affiliates not to, use (i) the name "Echelon" or any name confusingly similar to the foregoing or any trademark, logo, tag lines or signage incorporating the name "Echelon" or any name confusingly similar to the foregoing or (ii) the Company's intellectual property in any manner, including in connection with the sale of any products or services or otherwise in the conduct of its business. Notwithstanding the foregoing, for a period of 180 days after the Closing Date, the Company will have the right to use the word "Echelon" as its tradename, but only for the purposes of identifying itself as the appropriate business entity in dealing with third parties to facilitate the sale of the Equis Assets to the Equis Entity, the transfer of the Heller Assets to the Heller Entity, and in connection with the management of and any sale to any third party purchaser of any asset subject to a lease in the Leveraged Lease Portfolio and not for any other purpose, including, without limitation, use of "Echelon" as a trademark for the purpose of marketing or promoting any product or service.

   After the Closing Date, the Equis Entity and the Company are obligated to cooperate with each other and with each other's agents, including accounting firms and legal counsel, in connection with matters relating to taxes of the Equis Entity, the Company and their affiliates.

   During the period commencing on the signing of the Real Estate Purchase Agreement and ending on the Closing Date, the Company is obligated to maintain insurance on the real estate Equis Assets in the amounts set forth on the relevant schedule to the Real Estate Purchase Agreement. The Company may, however, discontinue or reduce any insurance to the extent that it is no longer available at commercially reasonable rates or similarly situated companies are, in general, reducing or eliminating such insurance in a manner consistent with the changes being effected by the Company, unless, in each case, the Equis Entity shall have requested in writing that the Company not discontinue or reduce, as the case may be, such insurance and shall have paid to the Company in immediately available funds all costs (including, without limitation, all premiums) and expenses of the Company in connection with not discontinuing or reducing, as the case may be, such insurance.

   The Equis Entity also covenants in the Real Estate Purchase Agreement to keep certain information and records available to the Company in connection with the satisfaction by the Company of its obligations under the Distribution Agreement.

   Employees and Employee Benefits Matters. Within a reasonable period of time prior to the Closing Date, the Equis Entity will offer employment, commencing as of the Closing Date, to all of the employees of the Company and its subsidiaries as of the date of the Real Estate Purchase Agreement (and still employed by the Company or its subsidiaries on the date of such offer of employment) on such terms and conditions as the Equis Entity may determine. With respect to any such employee currently on long-term disability or other approved leave of absence, such offer will be effective upon such employee's resumption of active employment. Each such employee who accepts such offer of employment is referred to hereinafter as a "Transferred Employee", and all such employees collectively as the "Transferred Employees". Notwithstanding the foregoing, following the Closing Date, the Equis Entity may terminate the employment of any Transferred Employee (subject to the payment by the Equis Entity of any severance benefits payable to such Transferred Employee in connection with such termination under a plan substantially in accordance with the plan for such severance attached as an exhibit to the Real Estate Purchase Agreement and full payment and satisfaction of the Transferred Employee's rights under any employment agreement).

   From and after the Closing Date, the Equis Entity will assume, and will honor, pay, perform and satisfy when due any and all liabilities, obligations and responsibilities to, or in respect of, each Transferred Employee, and each former employee and officer of the Company, arising under the terms of, or in connection with, any

Employee Benefit Plan (as defined in the Real Estate Purchase Agreement), in each case, in accordance with the terms thereof in effect immediately prior to the date hereof, with respect to events or claims arising at any time. The Equis Entity will not, however, be committed or obligated to continue any such Employee Benefit Plan after the Closing Date except that the Equis Entity will provide, or shall cause to be provided, effective commencing on the Closing Date, coverage to all current and former employees of the Company, (including any employees that do not accept the offer of employment offered to them by the Equis Entity as required by the Real Estate Purchase Agreement), and their spouses and dependents, under a group health plan which does not contain any waiting period or exclusion or limitation with respect to any pre-existing conditions, and the Equis Entity will be solely responsible for compliance with the requirements of Section 4980B of the Internal Revenue Code of 1986, as amended, and part 6 of subtitle B of Title I of the Employee Retirement Income Security Act of 1974, as amended ("COBRA"), including, without limitation, the provision of continuation coverage, with respect to all such employees, spouses and dependents, for whom a qualifying event occurs before, on or after the Closing Date. (The terms "group health plan", "continuation coverage", "qualifying event" and "qualified beneficiary" are used herein with the respective meanings ascribed thereto in COBRA.)

   On the Closing Date, the Equis Entity will assume sponsorship of the Echelon Savings Plan (the "Savings Plan") and the related trust, and the liabilities thereunder, with respect to all persons entitled to benefits under the provisions of the Savings Plan. Effective upon the Closing, the Equis Entity will be substituted for the Company as the plan sponsor under the Savings Plan. The Equis Entity has agreed, for a period of at least twelve (12) months following the Closing Date, to maintain the Savings Plan in accordance with the terms of the Savings Plan as in effect on the date of the Real Estate Purchase Agreement, except to the extent that the Equis Entity is required to amend the Savings Plan to comply with applicable law. The Equis Entity will be solely responsible for and will indemnify and hold the Company and its subsidiaries harmless from any obligations or losses relating to claims made by any of the Transferred Employees for their compensation, severance or termination pay, benefits or notice under any applicable Federal, state or local law or under any plan, policy, practice or agreement, in each case, that accrues after the Closing Date and arises as a result of their employment or separation from employment with the Equis Entity or its subsidiaries after the Closing Date.

   Subject to the foregoing, the Company will be solely responsible for and will indemnify and hold the Equis Entity harmless from any obligations or losses relating to claims made by any current or former employee of the Company or any of its subsidiaries, including, without limitation, the Transferred Employees, for their compensation, severance or termination pay, benefits or notice under any applicable Federal, state or local law or under any plan, policy, practice or agreement, in each case, that accrue through the Closing Date as a result of their employment or separation from employment with the Company or its subsidiaries, including all obligations (including payments due as a result of a change of control of the Company or otherwise) with respect to certain enumerated existing employment agreements. Accrued but unpaid vacation, sick or other paid time off with respect to all employees of the Company or any of its subsidiaries as of the Closing Date, including, without limitation, the Transferred Employees, will, to the extent permitted by applicable law, be assumed by the Equis Entity and paid by the Equis Entity in accordance with the terms of the Company's applicable policies and procedures in effect on the date of the Real Estate Purchase Agreement. In the event of any "plant closing" or "mass layoff" by the Equis Entity, as defined by the Federal Worker Adjustment Retraining Notification Act, 29 U.S.C. (S) 2101 et seq. ("WARN"), or any state law equivalent, which will occur after the Closing Date, the Equis Entity will comply with all of the requirements of WARN and any applicable state law equivalent.

   Following the Closing, (a) the Equis Entity will waive any waiting periods, exclusions, or pre-existing condition limitations of Transferred Employees under any benefit plans of the Equis Entity, and (b) the Equis Entity will honor or cause to be honored all premiums, co-payments and deductibles paid by the Transferred Employees during the plan year in which the Closing occurs under the Company's employee welfare benefit plans and arrangements up to (and including) the Closing Date. Following the Closing, each employee benefit plan or arrangement and employee compensation policy or practice sponsored by the Equis Entity or its affiliates will credit, for all purposes (except for benefit accruals under any defined benefit pension plans), all service of the Transferred Employees, and other employees and officers of the Company and its subsidiaries, with the Company and its subsidiaries and predecessors to the same extent such service was taken into consideration under comparable employee benefit plans of the Company or the relevant subsidiary.

   Conditions to Closing. The obligations of the Equis Entity and the Company to close the transaction which is the subject of the Real Estate Purchase Agreement is subject to the fulfillment as of the Closing Date or as of the Escrow Closing Date, as applicable, of a number of conditions. The obligations of both parties are subject to the following conditions:

  . the Merger shall have been consummated on or prior to the Closing Date,

  . the transfer of the Heller Assets as contemplated by the Subscription
    Agreement shall have been consummated on or prior to the Closing Date,

  . the purchase and sale of the Tax Credit LP Interests as contemplated by the Tax Credit LP Interest Purchase Agreement (as defined below) shall have been consummated on or prior to the Closing Date,

  . the leasing of the Heller Assets, as contemplated by the lease between the Heller Entity and an affiliate of the Equis Entity (the "Lease"), shall have been consummated on or prior to the Closing Date,

  . all Required Consents (as defined in the Real Estate Purchase Agreement), including the consents of the holders of certain Existing Debt, shall have been executed and delivered by the respective parties thereto,

  . any applicable waiting period (and any extension thereof) under the HSR
    Act applicable to the sale of Equis Assets to the Equis Entity shall have expired or been terminated,

  . no preliminary or permanent injunction or other order shall have been issued by any court or by any governmental or regulatory agency, body or authority which prohibits the consummation of the transactions contemplated by the Real Estate Purchase Agreement and which is in effect on the Closing Date; provided that, in the case of a decree, injunction or other order, each of the parties shall have used reasonable best efforts to prevent the entry of any such injunction or other order and to appeal as promptly as possible any decree, injunction or other order that may be entered,

  . no law, statute, rule, regulation, executive order, decree or order of any kind shall have been enacted, entered, promulgated or enforced by any court or governmental authority which prohibits the consummation of the transactions contemplated by the Real Estate Purchase Agreement as of the Closing Date, and

  . on or prior to the Escrow Closing Date, each of the parties shall have delivered to the Escrow Agent all documents and other items specified to be delivered by such party under the Real Estate Purchase Agreement.

   The obligation of the Equis Entity to close the transaction is also subject to the additional condition that the Company shall have delivered to the Equis Entity certification that, as of the Escrow Closing Date, the Company has performed in all material respects each of its obligations and complied in all material respects with each agreement and covenant of the Company to be performed or complied with by it under the Real Estate Purchase Agreement on or prior to such date.

   The obligation of the Company to close the transaction is further subject to the delivery by the Equis Entity to the Company of certification that, as of the Escrow Closing Date, the Equis Entity has performed in all material respects each of its obligations and complied in all material respects with each agreement and covenant of the Equis Entity to be performed or complied with by it under the Real Estate Purchase Agreement on or prior to such date.

   Termination. The Real Estate Purchase Agreement may be terminated and the transactions contemplated by the Real Estate Purchase Agreement may be abandoned:

  (a) by mutual consent of the Equis Entity and the Company at any time prior to the Expiration Date;

  (b) by either the Equis Entity or the Company at any time prior to the Closing Date, if any court or governmental or regulatory agency shall have issued an order, decree or ruling or taken any other action permanently enjoining, restraining or otherwise prohibiting the consummation of the transactions contemplated by the Real Estate Purchase Agreement and such order, decree or ruling or other action shall have become final and nonappealable;

  (c) by either the Equis Entity or the Company, if the Closing Date fails to occur within 90 days following the execution of the Real Estate Purchase Agreement, unless such failure of the Closing Date to occur shall be as a result of a material breach of any representation, warranty, obligation, covenant, agreement or condition set forth in the Real Estate Purchase Agreement on the part of the party seeking to terminate the Real Estate Purchase Agreement;

  (d) by either the Equis Entity or the Company at any time prior to the Closing Date, if the Merger Agreement shall have been terminated and be of no further force and effect;

  (e) by either the Equis Entity or the Company at any time prior to the Expiration Date, if any of the Subscription Agreement, the Lease or the Tax Credit LP Interest Purchase Agreement (as defined below) shall have been terminated and be of no further force and effect;

  (f) by the Equis Entity (x) at any time prior to the Escrow Closing Date, in the event that the Equis Entity exercises its right of termination due to changes in the Company's representations and warranties that, taken in the aggregate would have a material adverse effect on the business, results of operations or financial condition of the Total Assets taken as a whole, or (y) at any time prior to the Expiration Date in the event of a breach by the Company of any representation, warranty, covenant or agreement contained in the Real Estate Purchase Agreement which cannot or has not been cured prior to the earlier of
      (i) fifteen (15) days after the giving of written notice of such breach to the Company and (ii) two business days prior to the date on which the Offer expires and which has not been waived by the Equis Entity; or

  (g) by the Company, in the event of a breach by the Equis Entity of any representation, warranty, covenant or agreement contained in the Real Estate Purchase Agreement which cannot or has not been cured prior to the earlier of (i) fifteen (15) days after the giving of written notice of such breach to the Equis Entity and (ii) two business days prior to the date on which the Offer expires and which has not been waived by the Company, except, in any case where such failures are not reasonably likely to affect adversely the Equis Entity's ability to consummate the transactions contemplated by the Real Estate Purchase Agreement.

   Termination -- Return of Deposit to the Equis Entity. In the event of a termination of the Real Estate Purchase Agreement pursuant to the foregoing subparagraphs (a), (b), (c), (d), (e) or (f), the Deposit will be returned to the Equis Entity.

   Termination -- Liquidated Damages. The Company shall pay to the Equis Entity a sum of $3,500,000 in the event of a termination of the Real Estate Purchase Agreement as described in subparagraph (d) of the subheading above entitled "Termination" following the termination of the Merger Agreement by (i) mutual consent of the Company, on the one hand, and of Parent and Purchaser, on the other hand (but only if Parent and the Company shall have entered into an alternative transaction within 180 days after such termination of the Merger Agreement pursuant to which Parent (or an affiliate thereof) would directly or indirectly acquire the Company, the Leveraged Lease Portfolio or all or substantially all of the assets or equity of the Company and its subsidiaries),
(ii) the Company or Parent, if the Company has received a Superior Proposal and has taken certain actions in connection with such Superior Proposal or the Company's Board shall have withdrawn, modified or amended in any respect adverse to Parent or Purchaser its recommendation of the Offer or (iii) by Parent, if a person, entity or group (other than Parent or Purchaser) shall have acquired beneficial ownership of more than 20% of the outstanding voting securities of the Company.

   Termination -- Expenses. The Equis Entity shall be entitled to receive from the Company reimbursement for its reasonable out-of-pocket costs and expenses incurred in connection with the transactions contemplated by the Real Estate Purchase Agreement in the sum of up to $1,000,000 (subject to providing reasonable documentation of such costs and expenses) in the event of a termination of the Real Estate Purchase Agreement as described in either (A) subparagraph (f) of the subheading above entitled "Termination" or (B) as described in subparagraph (d) thereof following the termination of the Merger Agreement by (i) mutual consent of the Company, on the one hand, and of Parent and Purchaser, on the other hand (but only if Parent and the Company shall have entered into an alternative transaction within 180 days after such termination of the Merger Agreement pursuant to which Parent (or an affiliate thereof) would directly or indirectly acquire the Company, the Leveraged Lease Portfolio or all or substantially all of the assets or equity of the Company and its subsidiaries), (ii) by Parent, in the event of a breach under certain circumstances by the Company of any representation, warranty, covenant or agreement in the Merger Agreement, (iii) the Company or Parent, if the Company has received a Superior Proposal and has taken certain actions in connection with such Superior Proposal or the Board shall have withdrawn, modified or amended in any respect adverse to Parent or Purchaser its recommendation of the Offer, (iv) by Parent, if any of the Real Estate Disposition Agreements shall have been terminated and be of no further force and effect or (v) by Parent, if a person, entity or group (other than Parent or Purchaser) shall have acquired beneficial ownership of more than 20% of the outstanding voting securities of the Company. Notwithstanding the foregoing, in the event of the termination of the Merger Agreement as a result of the termination of the Subscription Agreement by the Company as a result of any breach by the Heller Entity of any representation, warranty, covenant or agreement thereunder not cured or waived as provided therein, the Equis Entity shall not be entitled to receive from the Company reimbursement for its out-of-pocket costs and expenses incurred in connection with the transactions contemplated by the Real Estate Purchase Agreement.

   Termination Based on Termination of Merger Agreement. The Equis Entity shall be entitled to receive 50% of any recovery of damages (as determined by a court of competent jurisdiction in a final and non-appealable decision) or proceeds of any settlement of a claim or any other amounts, in each case that the Company may actually receive in connection with any proceeding by the Company against Parent for damages in the event of a breach under certain circumstances by Parent or Purchaser of any representation, warranty, covenant or agreement in the Merger Agreement but only in the event of a termination of the Real Estate Purchase Agreement as described in subparagraph (d) of the subheading above entitled "Termination" as a result of such breach by Parent or Purchaser. In no event, however, will the Equis Entity be entitled to receive from the Company an amount in excess of $3,500,000 or will the Company be obligated to commence or pursue any proceeding against Parent or any other person for recovery of damages or other amounts arising out of the Merger Agreement. In the event that the Company elects in its sole discretion to commence and pursue any such proceeding against Parent or any other person, the Equis Entity will not be entitled to participate in any manner whatsoever in any such proceeding nor shall the Company be obligated to cooperate, coordinate or consult with the Equis Entity in any manner whatsoever (including, without limitation, with respect to any settlement or other compromise of any claims).

   The Equis Entity will be entitled to proceed against the Company for recovery of its actual damages (as determined by a court of competent jurisdiction in a final and non-appealable decision) in the event of termination of the Real Estate Purchase Agreement as provided in subparagraph
(f) of the subheading above entitled "Termination". In no event, however, will such actual damages exceed $3,500,000 nor will the Company be liable for loss of profits, or indirect, consequential or special damages arising out of, or in connection with the transactions contemplated by, the Real Estate Purchase Agreement. In the event of a termination of the Real Estate Purchase Agreement as described in subparagraph (g) of the subheading above entitled "Termination", the Company's sole remedy will be to receive a sum equal to the Deposit as agreed and liquidated damages, it being agreed that in such event the Company's actual damages would be incapable of precise ascertainment.

   In the event of the termination of the Real Estate Purchase Agreement pursuant to the provisions thereof by the Equis Entity or the Company, written notice thereof shall forthwith be given to the other party specifying the provision thereof pursuant to which such termination is made, and the Real Estate Purchase Agreement shall become void and have no effect, and there shall be no liability thereunder on the part of the Equis Entity or the Company, except that the provisions relating to closing expenses, effect of termination, applicable law, confidentiality and waiver of jury trial shall survive any termination of the Real Estate Purchase Agreement. Any payment required to be made by the Equis Entity or the Company pursuant to the Real Estate Purchase Agreement shall be made by such party within three business days after receipt by it of notice from the other party setting forth, in reasonable detail, (i) a description of the event(s) giving rise to the payment obligation and (ii) calculation of the payment obligation. Except as expressly set forth in the provisions relating to effect of termination of the Real Estate Purchase Agreement, neither the Equis Entity nor the Company shall be entitled to any remedy in connection with the termination of the Real Estate Purchase Agreement (including, without limitation, specific performance).

   Risk of Loss from Casualty or Condemnation. In the event that any portion of the real estate included in the Equis Assets is damaged or destroyed or access thereto is taken by eminent domain or condemnation proceeding, in each case, prior to the Expiration Date, and if such damage, destruction or condemnation would have, individually or in the aggregate, a Material Adverse Effect (as defined in the Real Estate Purchase Agreement and after giving effect to receipt of insurance proceeds or award proceeds, as applicable), the Equis Entity may by written notice to the Company actually received by the Company not later than the earlier to occur of (i) 12:01 a.m. on the date of expiration of the Offer as described in the Merger Agreement and (ii) the thirtieth (30th) day following the Equis Entity's receipt of written notice of such damage or destruction, terminate the Real Estate Purchase Agreement. Upon such termination, the Deposit will be returned to the Equis Entity and the Real Estate Purchase Agreement will become null and void and the parties will have no further rights or obligations thereunder. Subject to the foregoing, the Equis Entity has agreed to proceed to the Closing with no reduction in the Purchase Price notwithstanding any damage, destruction or condemnation occurring with respect to any real estate included in the Equis Assets. The Company will deliver and/or assign to the Equis Entity on the Closing Date any insurance proceeds or award proceeds with respect to such damage, destruction or condemnation to the extent the Company is entitled to same; provided that the Equis Entity has been afforded a reasonable opportunity by the Company to participate in any discussions with third parties relating to such proceeds and payment of such proceeds has not been settled or otherwise compromised by the Company without the approval of the Equis Entity (not to be unreasonably withheld, conditioned or delayed).

   (a)(4)Heller Real Estate Subscription Agreement. The following is a summary of the material terms of the Subscription Agreement, dated as of January 21, 2000, by and among the Company, certain subsidiaries of the Company and Heller Affordable Housing of Florida, Inc., a Florida corporation (the "Heller Entity") (as such agreement may be amended and supplemented from time to time, the "Subscription Agreement"), which provides for the conveyance, after consummation of the Merger, by the Company and certain of its subsidiaries of the Company's lncome-Producing Assets (the "Heller Assets") as an investment in the Heller Entity. The Subscription Agreement provides that all agreements, documents and instruments (including the transfer value) necessary to close the transfer of the Company's real estate assets under the Subscription Agreement will be placed in escrow prior to the expiration of the Offer, where they will remain in escrow pending consummation of the Merger. This summary is not a complete description of the terms and conditions thereof and is qualified in its entirety by reference to the full text thereof which is incorporated herein by reference and a copy of which has been filed with the SEC as Exhibit (e)(4) hereto.

   Transfer Value. The aggregate consideration to be paid by the Heller Entity in exchange for the Heller Assets (the "Transfer Value") will be equal to (x) $51,300,000 minus (y) the aggregate amount of cash and cash equivalents associated with certain customer deposits pursuant to the leases for certain of the Company's real estate properties minus (z) amounts specified in the Subscription Agreement (the "Reduction in Transfer

Value") in the event that certain enumerated pending transactions occur on or prior to the Escrow Closing Date, plus (y) 2,000 shares of Series A Cumulative Redeemable Preferred Stock of Lessor, par value $1,000 per share (the "Preferred Shares")(as further described under "Terms of Preferred Shares" below).

   Terms of Payment. The Transfer Value will be paid by the Heller Entity to the Company at the time of closing of the transfer of the Heller Assets on the Closing Date (i) in U.S. dollars in immediately available funds and (ii) by delivery of stock certificates representing the Preferred Shares to the Company and certain of its affiliates, in each case in accordance with the terms and conditions of the Subscription Agreement.

   Terms of Preferred Shares. The Preferred Shares will accrue cash dividends on a cumulative basis. The Heller Entity will be obligated to declare and to pay, to the fullest extent permitted under the FBCA or otherwise by law, cash dividends, out of funds legally available for such purpose, in an annual amount of $85.00 per share from the Closing Date, payable in equal quarterly payments on the first day of February, May, August and November in each year (each, a "Dividend Period"). If full cumulative dividends on all Preferred Shares have not been declared and paid at the appropriate time by the Heller Entity, or if less than the full dividend for a prior Dividend Period has been declared and paid, the unpaid amounts will be declared and paid, with a further dividend on such amounts at a deficiency rate of 10.5% per annum (accrued from the date of such nonpayment). The terms of the Preferred Shares will also provide for the payment to holders thereof of an amount equal to $1,000 per share, or $2,000,000 in the aggregate, plus all accumulated and unpaid dividends on such shares, in the event of a bankruptcy, voluntary or involuntary liquidation, dissolution or winding up of the Heller Entity, the merger or consolidation of the Heller Entity or a sale of all or substantially all of the assets of the Heller Entity. The Preferred Shares will be redeemable, in whole or in part, at the option of the holder thereof or the Heller Entity, at any time on and after the date that is twenty-one (21) years after the original issuance date of such shares, at a redemption price of $1,000 per share or $2,000,000 in the aggregate, plus all accrued and unpaid dividends thereon to the date of redemption, without interest.

   The holders of the Preferred Shares will not generally be permitted to vote as a class or together with the holders of common stock of the Heller Entity. However, the Heller Entity may not authorize, create or increase the issued amount of any class or series of capital stock ranking senior to or on parity with the Preferred Shares as to dividends or upon liquidation without the vote of at least two-thirds of the Preferred Shares then outstanding. Moreover, if the Heller Entity fails to pay dividends on the Preferred Shares when due for four or more consecutive periods or in total for six or more dividend periods, the holders of the Preferred Shares, voting as a class, will be entitled to elect two additional directors of the Heller Entity.

   The Subscription Agreement obligates the Surviving Corporation to distribute or cause to be distributed to Parent, all Preferred Stock prior to the merger of the Surviving Corporation with and into EIN Corp. as described in the Merger Agreement.

   Joint Instructions to the Escrow Agent. Not later than the Escrow Closing Date, the Heller Entity and the Company will deliver to Escrow Agent a joint direction letter listing with specificity all items, documents, instruments and agreements (the "Subscription Agreement Escrowed Items") required to be delivered by the Heller Entity and/or the Company pursuant to the terms and conditions of the Subscription Agreement and necessary to effect the transfer of the Heller Assets to the Heller Entity in consideration of the delivery of the Transfer Value to the Company, including, without limitation, the Transfer Value and the aggregate amount of Heller Asset Sales Proceeds (as defined below) from certain enumerated Heller Entity pending transactions. The joint direction letter will also set forth irrevocable instructions to the Escrow Agent from the Heller Entity and the Company to the effect that, (a) immediately following the filing by the Escrow Agent of the Articles of Merger with respect to the Merger with the Department of State of the State of Florida or the receipt of notice by the Escrow Agent that such filing has occurred, the Subscription Agreement Escrowed Items shall be promptly delivered by the Escrow Agent to the party entitled to same, (b) immediately following receipt of written notice from the Heller Entity or the Company that the Subscription Agreement has been terminated pursuant to its terms (see "Subscription Agreement Termination" below), the Subscription Agreement Escrowed Items shall be promptly delivered by the Escrow Agent to the party which had previously deposited same with the Escrow Agent, and (c) immediately following receipt of written notice from the Heller Entity that the Expiration Date did not occur on or prior to the third business day after the Escrow Closing Date, the Subscription Agreement Escrowed Items shall be promptly delivered by the Escrow Agent to the party which had previously deposited same with the Escrow Agent.

   Closing Expenses. All costs and expenses associated with the purchase and sale of the Heller Assets contemplated in the Subscription Agreement, including without limitation, environmental and property condition reports (but only to the extent procured prior to the execution of the Subscription Agreement with the approval of the Company), title insurance premiums, survey preparation costs, transfer taxes (including all stamp, transfer, documentary, sales, use, registration and other taxes), document recordation and filing charges, escrow expenses and other customary costs of the Closing, will be paid by the Company. Each of the Heller Entity and the Company will be responsible for its due diligence costs and expenses (including, without limitation, the payment of the fees and disbursements of its attorneys) and the Company will make any required payments to DLJ.

   Assumed Liabilities. The Subscription Agreement provides that, on the Closing Date, the Heller Entity will assume and pay, perform and discharge when due (x) debt obligations relating to the Heller Assets, consisting of loans to finance construction of the Heller Assets or other enumerated indebtedness the repayment of which is specifically secured by the Heller Assets (the "Assumed Debt") and (y) the executory obligations of the Company arising on or after the Closing Date in connection with permits, contracts and leases relating to the Heller Assets. The liabilities assumed by the Heller Entity will not include any of the Assumed Liabilities to be assumed by the Equis Entity pursuant to the Real Estate Purchase Agreement and will not include any liabilities or obligations of the Company or its affiliates or predecessors that are not expressly assumed by the Heller Entity or the Equis Entity.

   Representations and Warranties. The Subscription Agreement contains various customary representations and warranties of the parties thereto including, without limitation, representations and warranties by the Company and the Heller Entity as to the parties' due organization, good standing and power, with respect to the authorization and validity of the Subscription Agreement, and with respect to the absence of any required filings or consents. The Subscription Agreement also contains representations and warranties of the Company as to the Company's title to property and encumbrances related thereto, ownership of mortgage loans, environmental matters, leases affecting the conveyed assets, the absence of material litigation, the use of land in compliance with applicable laws and regulations, material contracts, permits relating to the Heller Assets, assumed debt, intellectual property matters, compliance with laws, insurance, year 2000 compliance and investment intention with respect to the Preferred Shares. The representations and warranties of the Company will not survive the Escrow Closing Date, except for the representation regarding investment intention with respect to the Preferred Shares, which will survive for a period of one year following the Closing Date. The Company and the Heller Entity have expressly agreed that, in the case of any breach by the Company of any of such representations and warranties, the Heller Entity's sole right will be the exercise (if it is entitled to do so) of its right of termination pursuant to the terms of the Subscription Agreement (and the Heller Entity's sole remedies in connection therewith will be those expressly set forth in the Subscription Agreement) and the Company will not at any time (whether before, on or after the Escrow Closing Date) have any further liability whatsoever with respect to any such breach.

   The Subscription Agreement contains representations and warranties from the Heller Entity as to the Heller Entity's having conducted all due diligence that the Heller Entity deems necessary or desirable and as to the Heller Entity's acquiring the Assets "as is", "where is" and "with all faults". The Company does not make any representations or warranties to the Heller Entity, express or implied, with respect to the quality, physical condition, expenses, legal status, zoning, value, utility or development or operating potential of the Heller Assets, or the absence of any Hazardous Substances (as defined in the Subscription Agreement) on, in, under or near the Heller Assets, or any other matter or thing affecting or relating to the Heller Assets (including, without limitation, warranties of merchantability and/or of fitness for a particular purpose) which might be pertinent in considering whether to acquire the Heller Assets.

   The Heller Entity further acknowledges that under the Subscription Agreement it is acquiring the Heller Assets subject to the certain enumerated encumbrances. The Heller Entity represents and warrants that it has sufficient funds available to it to acquire the Heller Assets in accordance with the Subscription Agreement, that it has reviewed ALTA owner's title insurance commitments or other reports and surveys with respect to the real estate included in the Heller Assets and acknowledges its approval as of the date of execution of the Subscription Agreement of the condition of title to such real estate, and that it has inspected the Heller Assets and any operating files maintained by the Company or its property managers in connection with the ownership, leasing, maintenance and/or management of the Heller Assets and agrees to indemnify the Company against any claim for liabilities, costs, expenses (including reasonable attorney's fees), damages or injuries arising out of or resulting from physical injury or damages to persons or property resulting from the inspections of the Heller Assets. The representations and warranties of the Heller Entity under the Subscription Agreement will not survive the Escrow Closing Date, except for (x) representations and warranties relating to the condition of the Heller Assets and certain existing liens with respect to the Heller Assets, which such representations will survive for a period of one year after the Closing Date and (y) representations, warranties and agreements with respect to the inspection by Heller of the Heller Assets, which such representations, warranties and agreement will survive as specifically set forth in the Subscription Agreement.

   Covenants. The Company covenants in the Subscription Agreement that the Company will, in all material respects, comply with and abide by all applicable laws related or applicable to any portion of the Heller Assets, that it will use commercially reasonable efforts to maintain all contracts, permits and other agreements affecting the Heller Assets in good standing and free from delinquency or material default, other than those which are modified, rescinded or terminated in the ordinary course of business or in connection with certain enumerated pending transactions, and that it will deliver to the Heller Entity a copy of any notice of violation of any statute, law, ordinance, rule, permit, regulation or agreement governing the planning, development, construction, occupancy, use or maintenance of any portion of any of the real estate included in the Heller Assets, or of any permit, approval or authorization issued in connection therewith or of any contemplated or pending investigation with respect thereto.

   The Company further covenants that, from and after the execution of the Subscription Agreement until the Closing Date, the Company will not without the prior consent of the Heller Entity (which consent shall not be unreasonably withheld, conditioned or delayed) directly or indirectly sell, transfer, encumber or otherwise dispose of any of the Heller Assets or any portion thereof to any person, other than sales, transfers or other dispositions of Heller Assets (i) constituting non-material equipment or personalty made in the ordinary course of business, (ii) pursuant to the casualty and condemnation provisions of the Subscription Agreement, (iii) constituting overdue accounts receivable arising in the ordinary course of business, but only in connection with the compromise or collection thereof consistent with sound business practices (and not as a part of any bulk sale or financing of receivables) or
(iv) pursuant to any or all of the pending transactions described in the Subscription Agreement (each, a "Heller Pending Transaction"). The Net Sale Proceeds (as defined in the Subscription Agreement) from any sale, transfer, encumbrance or disposition of Heller Assets, in whole or in part, pursuant to any Heller Pending Transaction consummated after the date of execution of the Subscription Agreement and prior to the Closing Date (the "Heller Asset Sales Proceeds") are required to be promptly delivered by the Company to the Escrow Agent for distribution in accordance with the terms thereof.

   With respect to the operation of the Heller Assets during the period commencing on the date of execution of the Subscription Agreement and ending on the Closing Date, the Company has agreed that it will, and will cause its subsidiaries to, operate, manage and maintain the Heller Assets and otherwise conduct its real estate business only according to its ordinary course of business consistent with past practice and will use reasonable best efforts to preserve intact its business organization, keep available the services of its officers and employees and maintain satisfactory relationships with licensors, suppliers, distributors, clients, landlords, tenants, joint venture partners, employees and others having business relationships with it. The Subscription Agreement also contains other significant restrictions on the actions that can be taken by the Company without the Heller Entity's consent.

   The Company further covenants that, from and after the date of execution of the Subscription Agreement, except in connection with the Heller Pending Transactions, the Company will not cancel or amend or modify in any material respect, (i) any contract or lease affecting any of the real estate included in the Heller Assets or (ii) any agreements, documents or instruments relating to the Assumed Debt, subject to certain enumerated exceptions, and will not, subject to certain enumerated exceptions, enter into any new contract or lease affecting any of the real estate Heller Assets or any other agreements, documents or instruments relating to the Assumed Debt and will not intentionally do any act or omit to do any act that will cause a material breach of any such contracts or leases or agreements, documents or instruments relating to the Assumed Debt, without the Heller Entity's express prior written consent, which consent is not to be unreasonably withheld, conditioned or delayed. The Company has also agreed that it will not, without the prior consent of the Heller Entity (not to be unreasonably withheld, conditioned or delayed), amend, modify or supplement the Merger Agreement (including the Schedules and Exhibits thereto) or grant any consent or waiver under the Merger Agreement, in each case that would in any manner materially and adversely affect the rights, obligations and interests of the Heller Entity under the Subscription Agreement.

   The Company has agreed that it will use its commercially reasonable efforts (without obligating the Company or its affiliates to spend money or assume obligations in connection therewith) to obtain the written consent of the other necessary parties to the assignment of any contracts, leases, commitments, sales orders, purchase orders, accounts, licenses, permits and undertakings, and if such consent is not obtained, the Company will use commercially reasonable efforts (without obligating the Company or its affiliates to spend money or assume obligations in connection therewith) to cooperate with the Heller Entity in any lawful arrangement designed to provide the Heller Entity the benefits under any such documents.

   After the Closing Date, the Heller Entity and the Company are obligated to cooperate with each other and with each other's agents, including accounting firms and legal counsel, in connection with matters relating to taxes of the Heller Entity, the Company and their affiliates.

   During the period commencing on the signing of the Subscription Agreement and ending on the Closing Date, the Company is obligated to maintain insurance on the real estate included in the Heller Assets in the amounts set forth on the relevant schedule to the Subscription Agreement. The Company may, however, discontinue or reduce any insurance to the extent that it is no longer available at commercially reasonable rates or similarly situated companies are, in general, reducing or eliminating such insurance in a manner consistent with the changes being effected by the Company unless, in each case, the Heller Entity shall have requested in writing that the Company not discontinue or reduce, as the case may be, such insurance and shall have paid to the Company in immediately available funds all costs (including, without limitation, all premiums) and expenses of the Company in connection with not discontinuing or reducing, as the case may be, such insurance.

   The Heller Entity has agreed that, at all times through and including the thirtieth (30th) day after the Closing Date, the Heller Entity will have assets which would be classified as cash and cash equivalents on a balance sheet prepared in accordance with generally accepted accounting principles of not less than $15,000,000.

   Environmental Indemnity. The Subscription Agreement provides that, upon completion of the Merger, the Surviving Corporation will indemnify, hold harmless and defend the Heller Entity from and against any and all claims (including without limitation third party claims for personal injury or real or personal property damage), losses, damages, liabilities, fines, penalties, charges, administrative and judicial proceedings (including informal proceedings) and orders, judgments, remedial action, requirements, enforcement actions of any kind, and all reasonable and documented costs and expenses incurred in connection therewith (including but not limited to reasonable and documented attorneys' and/or paralegals' fees and expenses), including, but not limited to, all costs incurred in connection with any investigation or monitoring of site conditions or any clean-up, remedial, removal or restoration work by any federal, state or local government agency, arising in whole or in part, out of:

  . the presence on or under any of the real estate included in the Heller
    Assets of any Hazardous Materials (as defined in the Subscription Agreement), or any releases or discharges of any Hazardous Materials on, under, from or onto any of such real estate;

  . any activity, including, without limitation, construction, carried on or undertaken on or of any of such real estate, and whether by the Surviving Corporation or any predecessor in title or any employees, agents, contractors or subcontractors of the Surviving Corporation or any predecessor in title, or any other persons, in connection with the handling, treatment, removal, storage, decontamination, clean-up, transport or disposal of any Hazardous Materials that at any time are located or present on or under or that at any time migrate, flow, percolate, diffuse or in any way move onto or under any of such real estate;

  . loss of or damage to any property or the environment (including, without limitation, clean-up costs, response costs, remediation and removal costs, cost of corrective action, costs of financial assurance, fines and penalties and natural resource damages), or death or injury to any person, and all expenses associated with the protection of wildlife, aquatic species, vegetation, flora and fauna, and any mitigative action required by or under any Environmental Law (as defined in the Subscription Agreement);

  . any claim concerning lack of compliance with any Environmental Law, or any act or omission causing an environmental condition that requires remediation or would allow any governmental authority to record a lien on the land records, or

  . any residual contamination on or under any of the real estate included in the Heller Assets, or affecting any natural resources, and to any contamination of any property or natural resources arising in connection with the generation, use, handling, storage, transport or disposal of any such Hazardous Materials, and irrespective of whether any of such activities were or will be undertaken in accordance with applicable laws, regulations, codes and ordinances.

   The foregoing indemnity will survive the expiration or termination of the Subscription Agreement and will be separate and independent from any remedy under the Subscription Agreement.

   The obligations of the Surviving Corporation pursuant to the foregoing environmental indemnity will however, be assigned to and assumed by the Equis Entity pursuant to the Real Estate Purchase Agreement. Upon such assignment by the Surviving Corporation and the express assumption of such environmental indemnity by the Equis Entity (each on terms satisfactory to the Heller Entity), the Heller Entity will release the Surviving Corporation from any obligations under such indemnity by execution of a release in form and substance reasonably satisfactory to the Surviving Corporation.

   Conditions to Closing. The obligations of the Heller Entity and the Company to close the transaction which is the subject of the Subscription Agreement is subject to the fulfillment as of the Closing Date or as of the Escrow Closing Date, as applicable, of a number of conditions. The obligations of both parties are subject to the following conditions:

  . the Merger shall have been consummated on or prior to the Closing Date,

  . the purchase and sale of the Equis Assets as contemplated by the Real
    Estate Purchase Agreement shall have been consummated on or prior to the Closing Date,

  . the purchase and sale of the Partnership Interests as contemplated by the Tax Credit LP Interest Purchase Agreement shall have been consummated on or prior to the Closing Date,

  . the leasing of the Heller Assets as contemplated by the Lease shall have been consummated on or prior to the Closing Date,

  . all required consents shall have been executed and delivered by the respective parties thereto,

  . any applicable waiting period (and any extension thereof) under the HSR
    Act applicable to the sale of the Heller Assets to the Heller Entity shall have expired or been terminated,

  . no preliminary or permanent injunction or other order shall have been issued by any court or by any governmental or regulatory agency, body or authority which prohibits the consummation of the transactions contemplated by the Subscription Agreement and which is in effect on the Closing Date; provided that, in the case of a decree, injunction or other order, each of the parties shall have used reasonable best efforts to prevent the entry of any such injunction or other order and to appeal as promptly as possible any decree, injunction or other order that may be entered,

  . no statute, rule, regulation, executive order, decree or order of any kind shall have been enacted, entered, promulgated or enforced by any court or governmental authority which prohibits the consummation of the transactions contemplated by the Subscription Agreement, and

  . on or prior to the Escrow Closing Date, each of the parties shall have delivered to the Escrow Agent all documents and other items specified to be delivered by such party under the Subscription Agreement.

   The obligation of the Heller Entity to close the transaction is also subject to the following additional conditions: (a) the Company shall have delivered to the Heller Entity certification that, as of the Escrow Closing Date, the Company has performed in all material respects each of its obligations and complied in all material respects with each agreement and covenant of the Company to be performed or complied with by it under the Subscription Agreement on or prior to such date.

   The obligation of the Company to close the transaction is further subject to the delivery by the Heller Entity to the Company of certification that, as of the Escrow Closing Date, the Heller Entity has performed in all material respects each of its obligations and complied in all material respects with each agreement and covenant of the Heller Entity to be performed or complied with by it under the Subscription Agreement on or prior to such date.

   Subscription Agreement Termination. The Subscription Agreement may be terminated under certain circumstances, which include, but are not limited to, the following:

  (a) by mutual consent of the Heller Entity and the Company at any time prior to the Expiration Date;

  (b) by either the Heller Entity or the Company at any time prior to the Closing Date, if any court or governmental or regulatory agency shall have issued an order, decree or ruling or taken any other action permanently enjoining, restraining or otherwise prohibiting the consummation of the transactions contemplated by the Subscription Agreement and such order, decree or ruling or other action shall have become final and nonappealable;

  (c) by either the Heller Entity or the Company, if the Closing Date fails to occur within 90 days following the execution of the Subscription Agreement, unless such failure of the Closing Date to occur shall be as a result of a material breach of any representation, warranty, obligation, covenant, agreement or condition set forth in the Subscription Agreement on the part of the party seeking to terminate the Subscription Agreement;

  (d) by either the Heller Entity or the Company at any time prior to the Closing Date, if the Merger Agreement shall have been terminated and be of no further force and effect;

  (e) by either the Heller Entity or the Company at any time prior to the Expiration Date, if any of the Real Estate Purchase Agreement, the Lease or the Tax Credit LP Interest Purchase Agreement shall have been terminated and be of no further force and effect;

  (f) by the Heller Entity (x) at any time prior to the Escrow Closing Date, in the event that the Heller Entity exercises its right of termination due to changes in the Company's representations and warranties that, taken in the aggregate would have a material adverse effect on the business, results of operations or financial condition of the Heller Assets taken as a whole, or (y) at any time prior to the Expiration Date in the event of a breach by the Company of any representation, warranty, covenant or agreement contained in the Subscription Agreement which cannot or has not been cured prior to the earlier of (i) fifteen (15) days after the giving of written notice of such breach to the Company and (ii) two business days prior to the date on which the Offer expires and which has not been waived by the Heller Entity; or

  (g) by the Company, in the event of a breach by the Heller Entity of any representation, warranty, covenant or agreement contained in the Subscription Agreement which cannot or has not been cured prior to the earlier of (i) fifteen (15) days after the giving of written notice of such breach to the Heller Entity and (ii) two business days prior to the date on which the Offer expires and which has not been waived by the Company, except, in any case where such failures are not reasonably likely to affect adversely the Heller Entity's ability to consummate the transactions contemplated by the Subscription Agreement.

     Termination--Expenses; Liquidated Damages. The Company has agreed to reimburse the Heller Entity for its reasonable out-of-pocket costs and expenses incurred in connection with the transactions contemplated by the Subscription Agreement, the Omnibus Agreement and the Tax Credit Interest Purchase Agreement in the sum of up to $1,000,000 (subject to providing reasonable documentation of such costs and expenses) in the event of a termination of the Subscription Agreement as described in subparagraph (d) of the subheading above entitled "Subscription Agreement Termination", following the termination of the Merger Agreement by (i) mutual consent of the Company, on the one hand, and of Parent and Purchaser, on the other hand (but only if Parent and the Company shall have entered into an alternative transaction within 180 days after such termination of the Merger Agreement pursuant to which Parent (or an affiliate thereof) would directly or indirectly acquire the Company, the Leveraged Lease Portfolio or all or substantially all of the assets or equity of the Company and its subsidiaries), (ii) the Company or Parent, if the Company has received a Superior Proposal and has taken certain actions in connection with such Superior Proposal or the Board shall have withdrawn, modified or amended in any respect adverse to Parent or Purchaser its recommendation of the Offer, (iii) by Parent, if a person, entity or group (other than Parent or Purchaser) shall have acquired beneficial ownership of more than 20% of the outstanding voting securities of the Company, or (iv) by Parent as a result of any termination of the Real Estate Disposition Agreements, Omnibus Agreement or Tax Credit LP Purchase Agreement (except as a result of any nonperformance by the Heller Entity, or any affiliate of the Heller Entity, of their respective obligations thereunder). In the event of a termination of the Subscription Agreement as described in subparagraph (g) of the subheading above entitled "Subscription Agreement Termination", the Company's sole remedy will be to receive a sum equal to $2,750,000 from Lessor as agreed and liquidated damages.

   Risk of Loss from Casualty or Condemnation. In the event that any portion of the real estate included in the Heller Assets is damaged or destroyed or access thereto is taken by eminent domain or condemnation proceedings prior to the Expiration Date, and if such damage, destruction or condemnation would have, individually or in the aggregate, a Material Adverse Effect (as defined in the Subscription Agreement and after giving effect to receipt of insurance proceeds or award proceeds, as applicable), the Heller Entity may, by written notice to the Company actually received by the Company not later than the earlier to occur of (i) 12:01 a.m. (New York Time) on the Tender Offer Expiration Date and
(ii) the thirtieth (30th) day following Company's receipt of written notice of such damage or destruction, terminate the Subscription Agreement. Upon such termination, the Subscription Agreement will become null and void and the parties will have no further rights or obligations thereunder. Subject to the foregoing, the Heller Entity has agreed to proceed to the Closing with no reduction in the Transfer Value notwithstanding any damage, destruction or condemnation occurring with respect to any real estate included in the Heller Assets. The Company will deliver and/or assign to the Heller Entity on the Closing Date any insurance proceeds or award proceeds with respect to such damage, destruction or condemnation to the extent the Company is entitled to same; provided that the Heller Entity has been afforded reasonable opportunity by the Company to participate in any discussions with third parties relating to such proceeds and payment of such proceeds has not been settled or otherwise compromised by the Company without the approval of the Heller Entity (not to be unreasonably withheld, conditioned or delayed).

   (a)(5)Tax Credit LP Interest Purchase Agreement. The following is a summary of the material terms of the Purchase Agreement, dated as of January 13, 2000, by and among the Company, Echelon Affordable Housing, Inc., a subsidiary of the Company, and Heller Affordable Housing, Inc., a Delaware corporation ("Heller Affordable Housing") (as such agreement may be amended and supplemented from time to time, the "Tax Credit LP Interest Purchase Agreement"), pursuant to which the Company and Echelon Affordable Housing, Inc. sold, on January 14, 2000, their interests in five affordable housing tax credit limited partnerships (the "Tax Credit LP Interests") to Heller Affordable Housing for an aggregate purchase price of $21,065,000. The Tax Credit LP Interest Purchase Agreement requires the purchaser of the Tax Credit LP Interests to cooperate with the Company to obtain, on a timely basis, bonds required to be delivered to the Internal Revenue Service in order for the Company to avoid recapture of Federal income tax credits previously claimed by the Company, or, in the event that the Merger is not consummated for any reason, to pay to the Company the sum of $435,000. This summary is not a complete description of the terms and conditions thereof and is qualified in its entirety by reference to the full text thereof which is incorporated herein by reference and a copy of which has been filed with the SEC as Exhibit (e)(5) hereto.

   (a)(6)Potential Management Investment. Equis Financial Group ("Equis") has informed the Board that (i) it intends to offer the Company's management an opportunity to invest along with Equis in a newly-formed entity to acquire a portion of the Company's real estate operations, and (ii) Equis does not expect this investment opportunity to exceed 10% of the overall investment in the new entity. Equis has informed the Board that (i) it has had only one preliminary conversation with management as to their potential investment but has no agreement regarding the same, (ii) it intends to discuss this investment proposal with management and hopes to finalize the same before the consummation of the transactions contemplated by the Real Estate Purchase Agreement, (iii) in connection with the investment proposal, it intends to cause the new entity to extend employment offers to management and (iv) neither management's acceptance of the investment proposal nor management's acceptance of the employment offers to be extended by the new entity is a condition to Equis' obligations under the Real Estate Purchase Agreement or Equis' consummation of the transactions contemplated thereby.

Item 4. The Solicitation or Recommendation

  (a) Recommendation.

   On January 21, 2000, after review of the Merger Agreement with the Company's financial and legal advisors, the Board (with two interested directors abstaining) approved the Offer, determined that the Offer is fair to, and in the best interests of, the stockholders of the Company and recommends that all holders of Shares accept the Offer and tender their Shares pursuant to the Offer.

   A copy of the letter to stockholders communicating the recommendation of the Board is filed as Exhibit (a)(1) and is incorporated herein by reference.

  (b) Reasons for Recommendation.

Background

   Pursuant to an engagement letter dated February 23, 1999, the Company retained Donaldson, Lufkin & Jenrette Securities Corporation ("DLJ") as its financial advisor in connection with the sale of the Company. DLJ issued its written opinion, dated January 21, 2000, to the effect that, as of such date and based upon its review and analysis, and subject to the assumptions, limitations and qualifications set forth therein, the $34.00 per Share cash consideration offer to the stockholders pursuant to the Offer and the $34.00 per Share cash to be received by the stockholders pursuant to the Merger, was fair to the stockholders from a financial point of view. A copy of the written opinion, which sets forth the assumptions made, procedures followed, other matters considered and limits of the review by DLJ, is attached hereto as Exhibit
(e)(6). The stockholders are urged to read the full text of such opinion. The summary set forth in this Schedule 14D-9 of the DLJ opinion is qualified in its entirety by reference to the full text of the opinion attached hereto as Exhibit (e)(6).

Reason for Recommendation

   The Board reached its conclusions set forth in Item 4(a), above after considering all of the material factors described above in "--Background." The Board based its recommendation on a number of factors, including, without limitation, the following:

    (i) the Board's belief, based on the process described in Item 7(a) below, that a sale of the Company's distinct business segments -- the real estate business and the leveraged and operating lease business -- would result in a greater valuation by prospective purchasers than a sale of the entire business to one purchaser and that the process described in Item 7(a) (including the fact that, despite the Company's public announcement that it was considering strategic alternatives, to date no third party has come forward with a proposal to acquire the Company) had identified purchasers willing to pay fair value for each of the business segments;

     (ii) the opinion of DLJ, described above, to the effect that, as of such date and based upon its review and analysis, and subject to the assumptions, limitations and qualifications set forth therein, the $34.00 per Share cash consideration offer to the stockholders pursuant to the Offer and the $34.00 per share cash to be received by the stockholders pursuant to the Merger, was fair to the stockholders from a financial point of view;

      (iii) a review of the possible alternatives to the Offer, including, among others, the possibility of continuing to operate the Company as an independent entity;

     (iv) a review of the financial condition, results of operations, business and prospects of the Company;

    (v) the terms and conditions of the Offer and the Merger Agreement and the course of negotiations thereof;

     (vi) that the Merger Agreement permits the Company to terminate the Merger Agreement (subject to the payment of a break up fee) if, prior to Purchaser's purchase of Shares pursuant to the Offer, the Board reasonably determines that a proposal or offer by a third party to acquire a substantial equity interest in, or a substantial portion of the assets of, the Company and its subsidiaries on terms which a majority of the disinterested members of the Board, having consulted with its financial advisor and outside counsel, determines in their good faith reasonable judgment to be more favorable to the Company's common stockholders than the transactions contemplated by the Merger Agreement; and

      (vii) the trading range for the Shares during the period from the spin off of the Company from Florida Progress Corporation on December 18, 1996 to January 20, 2000, the fact that the $34.00 price per Share to be paid to the stockholders of the Company in the Offer represents a premium of approximately 22% over the highest end of day close since December 18, 1999 of $27.81 and a premium of approximately 42% over the closing price for the shares on the New York Stock Exchange on January 20, 2000, the last full trading day prior to the public announcement of the Merger Agreement.

   In view of the wide variety of factors considered in connection with its evaluation of the Offer and the Merger, the Board found it impracticable to, and did not, quantify or otherwise attempt to assign relative weight to the specific factors considered in reaching its determination.

   (c) Intent to Tender. To the best of the Company's knowledge, all of the Company's executive officers, directors, affiliates and subsidiaries currently intend to tender all Shares held of record or beneficially by them pursuant to the Offer. The foregoing does not include any Shares over which, or with respect to which, any such executive officer, director, affiliate or subsidiary acts in a fiduciary or representative capacity or is subject to the instructions of a third party with respect to such tender.

Item 5. Person/Assets, Retained, Employed, Compensated or Used

   We retained DLJ on an exclusive basis for the purpose of: (1) assisting us in preparing an offering memorandum describing the Company, our operations, our historical performance and our future prospects; (2) identifying and contacting selected qualified acquirors acceptable to the Company; (3) arranging for potential acquirors to conduct business investigations; and (4) negotiating the financial aspects of the sale of the Company and other directly related transactions (the "Transaction") under the Company's guidance. The agreement pursuant to which we retained DLJ (the "DLJ Engagement"), provides that DLJ is to receive a fairness opinion fee for its services in the amount of $350,000 at the time DLJ notifies the Board that it is prepared to deliver its fairness opinion and an additional fee of $50,000 for each update of a prior fairness opinion, plus reasonable out-of-pocket expenses. In addition, the DLJ Engagement provides that, at the consummation of the Transaction, DLJ is to receive additional cash compensation in an amount equal to: (1) the sum of one percent (1%) of (a) the aggregate value of outstanding common stock of the Company based upon the Offer Price; plus (b) the amount of any debt payable to third party lenders stated on the Company's balance sheet as of closing that is assumed, acquired, remaining outstanding, retired or defeased or preferred stock redeemed or remaining outstanding in connection with the Transaction; less (2) the amount of the fairness opinion fee.

   The Company has agreed to indemnify and hold harmless DLJ from and against any losses, claims, damages, judgments, assessments, costs and other liabilities to which it may become subject arising out of or in connection with the advice or services rendered pursuant to the DLJ Engagement.

   Neither the Company nor any person acting on its behalf has employed, retained or compensated, nor does the Company intend to employ, retain or compensate, any other person to make solicitations or recommendations to the stockholders of the Company in connection with the Offer.

Item 6. Interest in Securities of the Subject Company

   On December 4, 1999, Mr. LeClair received an award of 15,896 Shares under our LTIP which award became effective on January 3, 2000. These Shares were awarded pursuant to Mr. LeClair's employment agreement with the Company, dated November 20, 1996, as amended, and are nontransferable and subject to a risk of forfeiture. These Shares vest generally based upon achievement of specified performance targets during the 2000 -- 2002 performance cycle, but become fully vested and transferable upon the occurrence of a change in control of the Company, as defined in Mr. LeClair's employment agreement.

   On December 31, 1999, our non-employee directors received an aggregate award of 515 Shares under our 1999 Non-Employee Directors' Stock Plan in payment of their retainers for the last quarter of 1999. In addition, as of January 3, 2000, we issued 540 Shares to our non-employee directors under our 1999 Non-Employee Directors' Stock Plan in payment of their retainers for the first quarter of 2000.

   Except as described above, no transactions in Shares have been effected within the past 60 days by the Company or any affiliate or subsidiary of the Company or, to the best of the Company's knowledge, by any executive officer or director of the Company.

Item 7. Purposes of the Transaction and Plans or Proposals

   (a)In August, 1998, our Board discussed the underperformance of our stock and determined to explore means of creating greater value for our shareholders. At its meeting on September 4, 1998, the Board discussed with members of our management the equity and debt markets in general, and in particular real estate investment trusts (known as REITs) as a surrogate for our business. Thereafter, one of our independent directors together with members of our management evaluated several investment banking firms, including DLJ, to discuss various options, including:

  . a possible open-market stock repurchase program;

  . securing a strategic partner to enter into a joint venture with the Company to develop select planned developments or our entire undeveloped multi-family land inventory;

  . a sale of the undeveloped land; or

  . the sale of the Company.

   On October 8, 1998, we issued a press release announcing that the Board had authorized up to $15 million for the purchase of our outstanding Shares from time to time in the open market or in privately negotiated transactions, as market conditions allowed. On October 12, 1998, we formally engaged DLJ to conduct the open-market stock purchases for us.

   On December 4, 1998, we expanded DLJ's engagement to include a search for a joint venture partner for our multi-family residential real estate business. In addition, on December 4, 1998, the Board appointed a lead independent director to assist management in this process. Throughout the course of the auction process and the negotiation of definitive documentation of the transactions DLJ and our legal advisor, White & Case LLP, periodically consulted with the lead independent director.

   After the December 4, 1998 expansion of DLJ's engagement, DLJ contacted 24 potential investors for our multi-family residential real estate business. Some of these potential investors indicated that they were interested in pursuing joint ventures with us related to individual sites, but we determined that the equity that these potential investors were offering was prohibitively expensive. During the joint venture marketing process, a number of potential joint venture investors told DLJ that they had an interest in pursuing a broader strategic transaction with us.

   In January, 1999, we also began to work with White & Case to devise a strategy that would unlock the value inherent in our distinct business segments -- the real estate business and the leveraged and operating lease business. These discussions led to a transaction structure that is essentially that described in Item 3(a)(2) through (a)(5). In this transaction structure, an investor interested in our leveraged and operating lease portfolio (primarily aircraft leases) would purchase our entire company and then sell the real estate business to an investor interested only in our real estate business. In February, 1999, we expanded DLJ's engagement to include a search for potential investors in both our real estate business and our leveraged and operating lease business. From February, 1999 to July, 1999, DLJ approached 11 potential investors for the real estate business and 10 for the leveraged and operating lease portfolio. DLJ provided limited information to these investors to determine whether they would be interested in pursuing a transaction with us.

   At a regularly scheduled Board meeting on May 18, 1999, the Board again reviewed the auction process. The independent directors then met separately with White & Case to discuss the strategic alternatives available to us and the potential for management to participate in the purchase of our real estate business. The independent directors authorized the continuation of management's and DLJ's efforts to identify separate purchasers for our real estate business and leveraged and operating lease portfolio.

   In May, 1999, DLJ distributed a Confidential Offering Memorandum regarding the real estate and certain other assets (excluding the leveraged and operating lease portfolio) to 4 potential investors. Each of these potential investors previously had executed a confidentiality agreement. In addition, DLJ distributed a Confidential Information Memorandum regarding the leveraged and operating lease portfolio to 10 potential investors. Each of these potential investors previously had executed a confidentiality agreement.

   By late June, 1999, DLJ had identified:

  . four potential investors for the real estate business;

  . nine potential investors for the leveraged and operating lease portfolio, including The Diversified Group Incorporated (which later informed us that it was acting as agent for the manager of Parent); and

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

  . two for the entire Company.

DLJ requested preliminary indications of interest from these potential investors by July 7, 1999.

   In early July, 1999, DLJ received:

  . three preliminary indications of interest regarding the leveraged and operating lease portfolio (the highest was Parent's $141 million valuation);

  . three preliminary indications of interest regarding the real estate business; and

  . two preliminary indications of interest regarding the entire Company.

Between July, 1999 and August, 1999, we provided interested parties with access to data rooms containing detailed business and legal information regarding the assets in which they had expressed interest. During this time, representatives of interested parties also attended presentations by our senior management. Representatives of Parent attended such a management presentation on July 20, 1999.

   By early August, 1999, DLJ received formal offer letters from interested parties and a verbal offer from one interested party. The offer letters were not directly comparable as the bidders included or excluded certain assets of the two business segments.

  . Leveraged Lease Bidder No. 1 offered an all-cash purchase price of $133 million for the leveraged and operating lease portfolio with no financing contingency.

  . Leveraged Lease Bidder No. 2 offered an all-cash purchase price of $138 million for the leveraged and operating lease portfolio plus the value of the tax losses from the real estate business with no financing contingency.

  . Equis offered a $60 million all-cash purchase price for certain assets of the leveraged and operating lease portfolio and a $150 million all-cash purchase price for the real estate business with no financing contingency. In addition, Equis offered a $31 per share all-cash purchase price for the entire Company with no financing contingency.

  . Parent offered an all-cash purchase price of $140 million for the leveraged and operating lease portfolio.

  . Real Estate Bidder A offered a $100 million all-cash purchase price for the real estate business with no financing contingency. This bid assumed that there would be $20 million of cash on our balance sheet at closing of the transaction.

  . Real Estate Bidder B offered a $94 million all-cash purchase price for the real estate business. This bid assumed that there would be $20 million of cash on our balance sheet at closing of the transaction.

  . Real Estate Bidder C verbally offered a $30 per share all-cash purchase price for the entire Company with no financing contingency.

Certain of the bidders for the real estate business expressed to DLJ an interest in having our management participate in the acquisition of the real estate business.

   On August 6, 1999, DLJ delivered a letter to the three remaining parties interested in the leveraged and operating lease portfolio, including Parent, describing the final procedures for submission of a binding offer to purchase the Company. These bids were due by August 17, 1999. Bids were to be premised on the separate sale of our real estate business. In addition, these three interested parties each received a draft merger agreement to which they were asked to provide specific modifications, if any, that they would require as part of their binding offers.

   On August 12, 1999, DLJ and White & Case reviewed with the Board these offers in light of the then-current market conditions. The Board also discussed the potential for management to participate in the purchase of our real estate business. The Board then formed a special committee of independent directors (the "Special Committee") in order to minimize potential conflicts of interest.

   On August 17 and 18, 1999, DLJ received two written offers and mark-ups of the draft merger agreement.

  . Leveraged Lease Bidder No. 1 offered an all-cash purchase price of $129 million for the leveraged and operating lease portfolio with no financing contingency. This bid was supported by a letter of confidence from a reliable financing source.

  . Parent offered an all-cash purchase price for the leveraged and operating lease portfolio of $140 million subject to a financing contingency. This bid was supported by a letter of confidence from Rabobank Nederland, New York Branch, for up to $150 million. Parent subsequently informed DLJ that it would increase its offer to $143 million if the transaction included the exchange of real estate assets with an affiliate of Heller Financial described in Item 3(a)(4).

On August 18, 1999, DLJ and White & Case reviewed with the Special Committee these offers and the legal issues raised by the mark-ups of the draft merger agreement. The Special Committee instructed our management and advisors to continue the process.

   On August 19, 1999, DLJ delivered a draft real estate purchase and sale agreement for the real estate business to Equis and Real Estate Bidder A. By August 23, 1999, DLJ received written offers and mark-ups of the draft real estate purchase and sale agreement.

  . Real Estate Bidder A offered a $120 million all-cash purchase price for the real estate business.

  . Equis and its partner, Real Estate Bidder C, jointly offered a $150 million all-cash purchase price for the real estate business with no financing contingency.

In view of the large difference in both the leveraged and operating lease portfolio and real estate business bids, the Special Committee authorized us to pursue a transaction with Parent because it was the high bidder for the leveraged and operating lease portfolio, and to provide a "first look" to Equis and its partner because they were the high bidder for the real estate business.

   From September, 1999, to October, 1999, DLJ met with Parent's financing source, Rabobank, and Parent performed additional due diligence on the Company.

   Equis and its partner, after conducting additional due diligence, lowered their bid to $135 million and indicated to DLJ that future downward adjustments were probable. In addition, it became increasingly clear to DLJ that:

  . Equis and its partner did not have a thorough understanding of the proposed deal structure;

  . Equis and its partner had not yet formalized their relationship and, therefore, issues might arise later in that connection; and

  . despite earlier statements by Equis and its partner that they would not require debt financing, Equis and its partner informed DLJ that they intended to finance the transaction with a bridge loan but had not arranged this financing.

At the same time, Real Estate Bidder A was devoting considerable resources, time and energy in developing its bid for our real estate business and told
DLJ that it had a strong desire to complete a transaction quickly based on the proposed deal structure. DLJ reported to the Special Committee its belief that Real Estate Bidder A had a thorough understanding of the assets it proposed to acquire and could move quickly to complete its confirmatory diligence and negotiate the legal documentation. Based on the foregoing, on September 1, 1999, the Special Committee made the decision to provide Real Estate Bidder A with an additional opportunity to bid on the real estate business. Real Estate Bidder A subsequently increased its bid to $132 million and the Board determined to pursue negotiations for a sale of the real estate business to Real Estate Bidder A.

   On September 9, 1999, we issued a press release announcing that:

  . the Board had been involved in a process to explore and review strategic alternatives to maximize shareholder value for which it had retained DLJ as its financial advisor; and

  . we had investigated and would continue to investigate a range of options, including the possible sale or break-up of the Company or continuing to operate our business in accordance with our strategic plan.

   On September 13, 1999, White & Case met with Parent's legal advisors to discuss the structure, financing and timing of the proposed transaction, the due diligence process and the terms of the draft merger agreement previously circulated to Parent. On September 14, 1999, Parent lowered its bid for the leveraged and operating lease portfolio to $137 million. DLJ then approached Leveraged Lease Bidder No. 1 which submitted a final bid of $129 million for the leveraged and operating lease portfolio.

   In early September, 1999, the Company and White & Case commenced preliminary negotiations with Real Estate Bidder A and its legal advisor with respect to the terms of the draft real estate purchase and sale agreement. In addition, Real Estate Bidder A approached our management to explore management's interest in participating in the acquisition of our real estate business. From September 8, 1999 to October 7, 1999, Real Estate Bidder A conducted additional due diligence. We kept Parent informed as to the progress of the negotiations with Real Estate Bidder A.

   On September 16, 1999, the Board again reviewed, with the assistance of DLJ and White & Case, alternatives available to it to enhance stockholder value including:

  . continuing to operate our business in accordance with its strategic plan;

  . an open-market stock repurchase program;

  . a significant self-tender offer;

  . a leveraged recapitalization;

  . the sale of core real estate and leased assets to generate cash flow to focus on development;

  . the liquidation of our assets over a two-year period and distribution of the proceeds to stockholders;

  . the spin-off of the real estate business to our stockholders; and

  . a transaction structure similar to the one described in Item 3(a)(2) through (a)(5) in which an investor interested in the leveraged and operating lease portfolio would purchase us and then sell the real estate business to an investor interested in that segment of the business.

DLJ and White & Case then reviewed with the Board the history of the auction process and of the negotiations with the various bidders. The Board discussed the structure, financing and timing of the proposed transaction, the due diligence process and the terms of the legal documentation governing the proposed transaction. Finally, the Special Committee met separately to discuss the potential for management to participate in the purchase of our real estate business. The Special Committee instructed our management and financial and legal advisors to continue negotiations with Parent and Real Estate Bidder A.

   On September 24, 1999, our representatives and White & Case met with representatives of Real Estate Bidder A and its legal advisors to discuss the structure and timing of the proposed transaction, the progress of due diligence and the terms of the draft real estate purchase and sale agreement previously circulated to Real Estate Bidder A. Real Estate Bidder A raised various issues, including issues relating to: (1) the extent of our representations and warranties with respect to the real estate assets; (2) the circumstances under which Real Estate Bidder A would have the right to terminate the real estate purchase and sale agreement (and the consequences of such a termination, including the payment of a break-up fee and cost reimbursement); and (3) the conditions precedent to the closing of the transactions contemplated by the real estate purchase and sale agreement. Real Estate Bidder A also requested additional financial information from us as well as modifications to the terms of the debt encumbering the real estate assets. We agreed to address the matters raised by Real Estate Bidder A.

   Real Estate Bidder A thereafter continued its exhaustive due diligence of our assets and liabilities.

   On October 15, 1999, DLJ received an unsolicited letter from Equis requesting that it be allowed to submit another bid.

   On October 19, 1999, at a special Board meeting, DLJ updated the Special Committee with respect to the progress of negotiations and outlined for the Special Committee the new issues that had been raised by Real Estate Bidder A, including with respect to: (1) the valuation methodology used by our management relating to the real estate assets; (2) modifications to the terms of the debt encumbering the real estate assets; and (3) the terms under which Real Estate Bidder A would be prepared to allow our management to participate in the acquisition of the real estate business. White & Case then updated the Special Committee with respect to the progress of the negotiations with the legal advisors of Real Estate Bidder A, including with respect to: (1) the extent of our representations and warranties; (2) the conditions precedent to the obligation of Real Estate Bidder A to consummate the purchase of the real estate business; and (3) the amount of, and the circumstances under which Real Estate Bidder A would be entitled to receive, a break-up fee and cost reimbursement. The Special Committee also discussed the letter submitted by Equis on October 15, 1999 requesting that it be allowed to submit another bid. The Special Committee then determined to resume discussions with Equis and also to continue negotiations with Real Estate Bidder A.

   Subsequently, Real Estate Bidder A requested an approximately $15 million price reduction, reducing its gross bid to $117 million.

   On October 22, 1999, we and White & Case met with representatives of Real Estate Bidder A, Parent and Heller and their respective legal advisors to discuss the structure, financing and timing of the proposed transaction, with particular emphasis on: (1) how the exchange transaction with Heller described in Item 3(a)(4) would impact the rest of the proposed transactions; and (2) the manner in which our liabilities would be divided among the various parties. The various parties also discussed the terms of the legal documentation governing the proposed transactions, with particular emphasis on the extent of our representations and warranties.

   On October 22, 1999, Equis offered an all-cash purchase price of $120 million (subsequently increased to $122 million) for our real estate business. Parent requested that we work with Heller to include the exchange transaction with Heller described in Item 3(a)(4) into the structure of the overall transactions. Parent hoped that this proposed exchange transaction would replace the need on the part of Equis to secure financing for its acquisition of our real estate business. On October 29, 1999, Equis submitted a mark-up of the draft real estate purchase and sale agreement to us and negotiations commenced promptly thereafter.

   On November 2, 1999, at a special meeting of the Board, DLJ, White & Case and management updated the Board on the status of the negotiations with the various bidders. The Special Committee, meeting separately, determined to terminate negotiations with Real Estate Bidder A due to price erosion and difficulties in reaching a definitive agreement. The Special Committee also expressed concern about Parent's ability to satisfy our liabilities arising as a result of the proposed transactions. The Special Committee determined to continue consideration of other strategic alternatives. After the special meeting of the Board, we issued a press release announcing that, although the Board intended to continue to evaluate our strategic alternatives, it did not expect to announce a strategic transaction in 1999. The press release further stated that we had had extensive negotiations with various parties concerning a number of complex transactions which would have led to the sale of the Company, but that those discussions had not resulted in a transaction and had been terminated.

   On November 9, 1999, at a special meeting of the Board, DLJ informed the Board that, despite the Board's decision to terminate negotiations with the various parties, each of Parent, Heller and Equis had reiterated its interest in pursuing a transaction with us. DLJ made a presentation to the Board outlining the modifications to the proposed transaction structure to which each of Parent, Heller and Equis had agreed in order to address the concerns of the Board. Pursuant to the proposed transaction structure:

  . Parent would, through a special-purpose entity with minimal capital, launch a tender offer to acquire our capital stock;

  . Rabobank would provide financing to Parent to pay for the tendered shares of our capital stock;

  . Heller would acquire, over a period of time after Parent's acquisition of the Company, our interests in the aircraft portion of the leveraged and operating lease portfolio;

  . Heller, through a subsidiary, would acquire our low-income housing tax credit limited partnership interests;

  . Equis would acquire our real estate business (except for those real estate assets which we would convey as an investment in a Heller subsidiary); and

  . The Heller subsidiary in which we would convey certain real estate assets as an investment would lease those real estate assets to Equis.

The Board discussed the proposed transaction structure and authorized our management, DLJ and White & Case to re-engage in negotiations with Parent, Heller and Equis. At the request of management, the Board also discussed several other options, including: (1) the spin-off of the real estate business to our stockholders; and (2) resumption of the open-market stock repurchase program. Although the Board authorized preliminary work to be undertaken with respect to these options, the Board determined to pursue these other options only if the negotiations with Parent, Heller and Equis were to prove fruitless.

   On November 11, 1999, representatives of the Company and White & Case met with representatives of Equis, Heller and Parent and their respective legal advisors to discuss the structure, financing and timing of the proposed transaction, with particular emphasis on: (1) the economics of the proposed transaction; and (2) how the exchange transaction with Heller described in Item 3(a)(4) would impact the rest of the proposed transaction. The various parties also updated us with respect to their due diligence process.

   On November 14, 1999, at a regularly scheduled meeting of the Board, DLJ and White & Case again updated the Board as to recent developments in the negotiation and on November 15, 1999, we issued a press release announcing that various parties had recently initiated preliminary discussions with us concerning a complex transaction which, if consummated, would lead to the sale of our Company. The press release further stated that we were continuing to pursue other strategic initiatives designed to maximize shareholder value.

   Throughout the months of November and December, 1999, through January, 2000, White & Case continued its negotiations with the legal advisors of each of Parent, Heller and Equis with respect to the terms of the legal documentation governing the four separate sales involved in the proposed transaction.

   On November 23, 1999, at a special meeting of the Board, DLJ and White & Case updated the Board with respect to the structure, financing and timing of the proposed transaction, with particular emphasis on the economic terms and the valuation methodology being used by the various parties, the due diligence process and the terms of the legal documentation to govern the proposed transaction. The Board specifically addressed the conditions precedent and other contingencies that might affect the parties' ability to consummate the proposed transaction. The Board also discussed the proposed capital structure of Parent.

   On December 2, 1999, at a regularly scheduled meeting of the Board, DLJ and White & Case again updated the Board with respect to the structure, financing and timing of the proposed transaction, with particular emphasis on price adjustments that would be necessitated if consummation of the transaction slipped into the year 2000. White & Case reviewed with the Board the status of the various operative agreements relating to the four separate sales constituting the proposed transaction. The Special Committee then discussed with management the basic terms of the investment opportunity to be offered by Equis to management with respect to the purchase of our real estate business.

   On December 14, 1999, representatives of the Company and White & Case met with representatives of Equis, Heller and Parent and their respective legal advisors to discuss the structure, financing and timing of the proposed transaction, with particular emphasis on: (1) the logistics of coordinating the substantially simultaneous completion of the separate conveyances involved in the proposed transaction; and (2) the manner in which our liabilities would be divided among and assumed by the various parties. The parties also discussed the due diligence process and the terms of the legal documentation to govern the proposed transaction, with particular emphasis on: (1) our representations and warranties; (2) the circumstances under which the various parties would have the right to terminate their agreements with us and the consequences thereof, including the payment of break-up fees and cost reimbursement; and (3) the conditions precedent to the closing of the proposed transactions.

   On December 20, 1999, at a special meeting of the Board, DLJ reviewed with the Board the various strategic alternatives addressed by DLJ over the last year, how the auction process had developed and the history of the negotiations with the various bidders. White & Case then reviewed with the Board the material terms of the legal documentation to govern the proposed transaction. The Board discussed the various risks inherent in the structure of the proposed transaction, including those risks with respect to bankruptcy and fraudulent transfer, as well as the various contingencies that may impact on the parties' ability to complete the proposed transaction. The Board also reviewed a letter from Brown & Wood LLP, special tax counsel to Parent and Purchaser, addressed to the Company and requested by Parent in order to assist the Company with respect to its due diligence of Parent and Purchaser, and, in particular their ability to satisfy certain liabilities, including federal income tax liabilities, that might result from the transactions contemplated by the Merger Agreement. The Board determined to continue negotiations with respect to the proposed transactions. The Brown & Wood LLP letter was updated on January 11, 2000.

   On December 30, 1999, at a meeting of the Special Committee, White & Case further discussed with the Special Committee proposed $2 million capitalization of Parent and the various consequences thereof and risks inherent in the structure of the proposed transaction, including those risks with respect to bankruptcy and fraudulent transfer. The Special Committee determined to continue negotiations with respect to the proposed transaction.

   On January 5, 2000 through January 6, 2000, representatives of the Company and White & Case met with representatives of Equis, Heller and Parent and their respective legal advisors to finalize the terms of the legal documentation to govern the proposed transaction. The parties discussed:

  . the need to obtain the required consents from various parties (including certain lenders and joint venture partners) with respect to the proposed transaction;

  . the logistics of the proposed transaction, including the requirement that we merge with and into a Delaware entity after our disposition of our real estate business;

  . allocation among the parties of the risk of failure to complete one aspect of the transaction affecting the entire transaction and cost reimbursement in light of each party's risk;

  . the extent of our representations and warranties;

  . the circumstances under which the various parties would have the right to terminate the transaction agreements and the consequences thereof, including the payment of a break-up fee and cost reimbursement;

  . the conditions precedent to the closing of the transactions contemplated by the transaction agreements, including with respect to the tender offer being launched by Parent;

  . conduct of our business during the contract period and management of the related cash flow; and

  . completion of due diligence with respect to both the leveraged and operating lease portfolio and the real estate business.

   On January 10, 2000, the Board received a letter from Equis which outlined the basic terms of the investment opportunity to be offered by Equis to management with respect to the purchase of our real estate business. The letter indicated that Equis had not reached an agreement with management with respect to the investment opportunity but that any such agreement would not be a condition to Equis' obligation to purchase our real estate business.

   On January 10, 2000, representatives of the Company met with representatives of Equis and Heller to complete discussions with respect to required consents from lenders and joint venture partners and to broadly discuss the open issues under the transaction documents.

   On January 13, 2000, the Company and White & Case held discussions with representatives of Equis, Purchaser and Heller and their respective legal advisors regarding:

  . the extent of our representations and warranties with respect to our liabilities;

  . our delivery of financial information to the various parties for the fiscal year ended December 31, 1999;

  . the remedies available to us in the event of a default by the various parties;

  . the capitalization and financial condition of the subsidiary through which Heller intends to acquire a portion of our real estate assets;

  . the circumstances under which the various parties would be obligated to pay break-up fees to the other parties and to reimburse the other parties for their out-of-pocket costs and expenses;

  . the amount of break-up fees;

  . the manner in which our liabilities would be divided among and assumed by the various parties; and

  . the time period after our disposition of our real estate business before we would be obligated to merge with and into a Delaware entity.

   On January 14, 2000 Heller Affordable Housing purchased limited partnership interests held by the Company in certain multi-investor tax credit limited partnerships for $21,065,000 pursuant to the Tax Credit LP Purchase Agreement.

   From January 17, 2000 through January 21, 2000, the Company and White & Case held discussions with representatives of Equis, Purchaser and Heller and their respective legal advisors regarding:

  . the terms and conditions of Purchaser's financing;

  . the terms and conditions of the consents to be solicited from some of our lessees in respect of the leveraged and operating lease portfolio, lenders and joint venture partners in connection with the transactions;

  . the press release to be issued by us announcing the transactions;

  . the management of our cash flow for the period prior to the consummation of the Merger; and

  . the mechanism for ensuring that there is sufficient cash in the Company at the time of the Merger to: (1) cover transaction expenses; (2) provide, in part, for repayment of Purchaser's financing; and (3) establish a certain reserve fund to cover liabilities that may arise in the future.

   On January 21, 2000, at a special meeting of the Board, DLJ, White & Case and management updated the Board on the various aspects of the transactions and reviewed with the Board the agreements governing the transactions, with particular emphasis on the changes incorporated in the legal documentation from the drafts last circulated to the Board. DLJ then made a presentation to the Board and, at the conclusion of its presentation, indicated that it was prepared to render its fairness opinion with respect to the Offer. The Special Committee then met separately with DLJ and White & Case to discuss whether the Offer constituted the best value to the Company's shareholders. White & Case made a presentation to the Special Committee regarding the Board's duties in evaluating the Offer and at the conclusion of the presentation, the Special Committee voted unanimously to recommend that the Board recommend the Offer to the Company's shareholders. The full Board then reconvened and adopted the following resolutions (with two interested directors abstaining):

  . The Board: (1) determined that the Offer is fair to, and in the best interests of, the Company and its shareholders; (2) approved of the Offer; and (3) recommended acceptance of the Offer and that the Company's shareholders tender their shares of Common Stock (and associated Rights) in the Offer;

  . The Board approved the Merger Agreement, the Tax Credit LP Purchase
    Agreement, the Real Estate Purchase Agreement and the Subscription
    Agreement;

  . The Board authorized the Company's officers to take all actions necessary to ensure compliance by the Company with all laws and regulations under the Securities Exchange Act of 1934, as amended, and under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended;

  . The Board authorized the Company's officers to render the Company's
    Stockholder Rights Agreement inapplicable with respect to the transactions; and

  . The Board authorized the Company's officers to take any and all other actions in furtherance of the foregoing.

   Later on January 21, 2000, the Company and White & Case held discussions with representatives of Equis, Purchaser and Heller regarding the finalization of each of the transaction documents and the credit agreement with respect to Parent's anticipated financing consistent with all prior negotiations and agreements and, in particular, concerning the closing procedures and the escrow arrangements related to the Real Estate Purchase Agreement and Subscription Agreement. Upon completion of those negotiations, the Company, Parent, Purchaser, Equis and Heller each executed and delivered each of the agreements described herein to which it is a party.

   Except as described above, no negotiation is being undertaken or is underway by the Company in response to the Offer that relates to or would result in: (1) an extraordinary transaction, such as a merger or reorganization, involving the Company or any subsidiary of the Company; (2) a purchase, sale or transfer of a material amount of assets by the Company or any subsidiary of the Company; (3) a tender offer for, or other acquisition of, securities by or of the Company; or (4) any material change in the present capitalization or dividend policy of the Company.

   (b) Except as set forth in Item 7(a) above, there are no transactions, board resolutions, agreements in principle or signed contracts in response to the Offer which relate to or would result in one or more of the events referred to in the last paragraph of Item 7(a) above.

Item 8. Additional Information

   Florida State Takeover Laws. The Company is incorporated under the laws of the State of Florida. The FBCA contains certain provisions relating to "affiliated transactions" which regulate, among other things, certain business combinations, including mergers and consolidations, involving a Florida corporation with any person who is the beneficial owner of more than 10% of the outstanding voting shares of such corporation (an "Interested Shareholder"). Under Section 607.0901 of the FBCA (the "Affiliated Transactions Statute"), with certain exceptions, a corporation incorporated under the laws of Florida shall not engage in such a transaction with an Interested Shareholder unless the transaction is approved by the holders of two-thirds of the voting shares other than the shares owned by the Interested Shareholder. Such exceptions include: (a) transactions approved by a majority of the corporation's directors who are not affiliated or associated with the Interested Shareholder; (b) transactions where the Interested Shareholder is the beneficial owner of at least 90% of the outstanding voting shares of the corporation (exclusive of shares acquired directly from the corporation in a transaction not approved by a majority of the disinterested directors); and (c) in transactions in which the per share consideration to be received by the holders of voting shares of the corporation is generally at least equal to the highest of: (1) the highest per share price paid by the Interested Shareholder for the corporation's shares during the two-year period immediately preceding the announcement date or in the transaction in which the Interested Shareholder became an Interested Shareholder; (2) the higher of the fair market value of the corporation's shares on such announcement date or such determination date; or (3) a price based upon a combination of the foregoing. At a meeting held on January 21, 2000, the Board (none of the members of which are affiliated or associated with Purchaser or Parent) (with two interested directors abstaining) approved the Offer, determined that the Offer is fair to, and in the best interests of, the stockholders of the Company.

   The FBCA also contains provisions relating to acquisitions of "control shares," which is defined as shares that entitle a person to exercise more than certain specified proportions of the voting power of a public corporation incorporated under the laws of Florida (commencing with the acquisition of 20% or more of the voting shares of such corporation). Section 607.0902 of the FBCA (the "Control Share Acquisitions Statute") limits the voting rights of control shares acquired in certain types of acquisitions (a "control-share acquisition") unless the acquisition of the control shares has been approved by the board of directors of such corporation, the voting rights for such shares are granted by resolution approved at an annual or special meeting of shareholders, or certain other statutory conditions have been met. At the meeting of the Board held on January 21, 2000, the Board (with two interested directors abstaining) approved the Offer.

   The foregoing summary of Sections 607.0901 and 607.0902 does not purport to be complete and is qualified in its entirety by reference to the provisions of those sections.

   Rights Agreement. The Rights Agreement provides that the Rights become exercisable upon the earlier to occur of: (1) 10 days following a public announcement that a person or group of affiliated or associated persons (with certain exceptions an "Acquiring Person") have acquired beneficial ownership of 15% or more of the outstanding Shares; or (2) 10 business days (or such later date as may be determined by action of the Board prior to such time as any person or group of affiliated persons becomes an Acquiring Person) following the commencement of, or announcement of an intention to make, a tender offer or exchange offer the consummation of which would result in the beneficial ownership by a person or group of 15% or more of the outstanding Shares. Under such circumstances, if the Rights become exercisable, each holder thereof would be entitled to purchase from the Company one one-hundredth of a share of Series A Junior Participating Preferred Stock, par value $0.01 per share, of the Company at a price of $55.00 per one one-hundredth of a share of Preferred Stock, subject to adjustment. If the Company is subsequently acquired, each holder of a Right will thereafter have the right to receive, upon the exercise thereof at the then current exercise price of the Right, that number of shares of common stock of the acquiror having a market value of two times the exercise price of the Right. At the Board meeting January 21, 2000, the Board took action to render the Rights Agreement inapplicable to the Offer and the Merger. In all other respects, however, the Rights remain in full force and effect. Pursuant to the Merger Agreement, the Company is prohibited from redeeming the Rights or amending the Rights Agreement, other than as contemplated by the Merger Agreement.

Item 9. Exhibits

   The following exhibits are filed herewith:

 Exhibit
   No.    Description
 -------- -----------
 (a)(1)   Letter to stockholders of the Company dated January 28, 2000.
 (a)(2)*  Press release issued by the Company on January 22, 2000.
 (e)(1)** The information contained on pages 3 through 25 of the Company's
          Proxy Statement, dated March 29, 1999, for the Company's 1999 Annual
          Meeting of Stockholders.
 (e)(2)*  Agreement and Plan of Merger, dated as of January 21, 2000, by and among the Company, Parent and Purchaser.
 (e)(3)*  Purchase and Sale Agreement, dated as of January 21, 2000, by and among the Company, certain subsidiaries of the Company and Echelon
          Residential LLC.
 (e)(4)*  Subscription Agreement, dated as of January 21, 2000, by and among the Company, certain subsidiaries of the Company and Heller
          Affordable Housing of Florida, Inc.
 (e)(5)*  Purchase Agreement, dated as of January 13, 2000, by and among the
          Company, Echelon Affordable Housing, Inc. and Heller Affordable
          Housing, Inc.
 (e)(6)   Opinion of DLJ dated January 21, 2000.
 (g)      Not applicable.

--------
* Incorporated by reference to the January 21, 2000 Form 8-K of the Company filed with the Securities and Exchange Commission.

** Incorporated by reference to the Schedule 14A of the Company filed with the Securities and Exchange Commission on March 23, 1999.

   SIGNATURE

   After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          ECHELON INTERNATIONAL CORPORATION

                                               /s/  Darryl A. LeClair
                                          By __________________________________
                                                Darryl A. LeClair
                                                Chairman of the Board,
                                                President,
                                                Chief Executive Officer and
                                                Director

   Dated: January 28, 2000